IN    ACCORDANCE  WITH RULE 202 OF REGULATION S-T, THIS FORM 10-SB IS BEING
           FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB
                                    (Amended)


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                 OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934




Commission file no.       0-29006
                    ----------------------

                      HEALTH CARE CENTERS OF AMERICA, INC.
                -------------------------------------------------
                 (Name of Small Business Issuer in Its Charter)

            Nevada                                    62-1210877
--------------------------------              --------------------------
(State or Other Jurisdiction of                    (I.R.S. Employer
Incorporation or Organization)                     Identification No.)

100 North Arlington (ste. 22F)
            Reno, Nevada                                89501
----------------------------------------      --------------------------
(Address of Principal Executive Officer)             (Zip Code)

                                 (702) 786-1461
                          -----------------------------
                           (Issuer's Telephone Number)


Securities registered under Section 12(b) of the Exchange Act:   None

Securities registered under Section 12(g) of the Exchange Act:

                     Common Stock, par value $.001 per share
                  ---------------------------------------------
                                (Title of Class)

                       DOCUMENTS INCORPORATED BY REFERENCE

         Documents incorporated by reference:  None










                                TABLE OF CONTENTS

ITEM                                                                       PAGE
                                     PART I
Item 1     Description of Business                                             3
Item 2     Management's Plan of Operation                                     18
Item 3     Description of Property                                            21
Item 4     Security Ownership of Certain Beneficial
                    Owners and Management                                     26
Item 5     Directors, Executive Officers,
                    Promoters and Control Persons                             29
Item 6     Executive Compensation                                             31
Item 7     Certain Relationships and Related Transactions                     32
Item 8     Description of Securities                                          34

                                     PART II
Item 1     Market Price of and Dividends on the Registrant's
                    Common Equity and Other Shareholder Matters               35
Item 2     Legal Proceedings                                                  35
Item 3     Changes in and Disagreements with Accountants                      40
Item 4     Recent Sales of Unregistered Securities                            40
Item 5     Indemnification of Officers and Directors                          42

                                    PART F/S
           Financial Statements                                               44

                                    PART III
Item 1     Index to Exhibits
Item 2     Description of Exhibits

                                     PART I
ITEM 1.  DESCRIPTION OF BUSINESS.

         Much of the discussion contained in this Item 1 is "forward looking", as that term is identified in, or contemplated by, Section 27A of the Securities Act and Section 21E of the Exchange Act. Actual results may materially differ from projections. Information concerning factors that could cause actual results to differ materially is set forth in this Item 1 and in Items 2 and 3 below. FOR A COMPLETE UNDERSTANDING OF SUCH FACTORS, THIS ENTIRE DOCUMENT, INCLUDING THE FINANCIAL STATEMENTS AND THEIR ACCOMPANYING NOTES, SHOULD BE READ IN ITS ENTIRETY.

HISTORICAL OVERVIEW OF THE COMPANY

         Health Care Centers of America, Inc., a Nevada corporation (the "Company"), was incorporated in Montana in October 1967. The Company's executive offices are located at 100 North Arlington (suite 22F), Reno, Nevada.

         Originally known as Cadgie Taylor Co., the Company merged with Carleton Enterprises, Ltd., a Nevada corporation, in 1984. Later that year, it changed its name to SCN, Ltd., and effected a share exchange with Star-Com Network, Inc., another Nevada corporation. In 1985, the Company filed for bankruptcy under Chapter 11 of the United States Bankruptcy Code. In September 1993, the bankruptcy proceedings were dismissed.

         Upon emerging from such bankruptcy proceedings, the Company changed its name to Health Care Centers of America, Inc., reflecting its intention to develop a network of multi- disciplinary health care centers. A plan was formulated whereby the Company would acquire health care practices in exchange for shares of the Company's stock, the value of such shares to be supported by other assets acquired for stock. Pursuant to such plan, the Company has acquired or agreed to acquire assets in mining, real estate, entertainment, education, and health care.

         Many of the stock exchange agreements into which the Company entered for such acquisitions provided that the other party to the agreement had the right to annul or void the agreement if a registration statement registering the Company's stock under Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act") did not become effective within a specified period of time (in most cases 18 months following the date of the agreement). Many of such agreements or oral understandings supplementing such agreements also provided that the assets, liabilities, and income of the target entities would not inure to the benefit of the Company until the Company's Exchange Act registration became effective.

         In December  1996,  the Company filed a  registration  statement  under
Section 12(g) of the Exchange Act which became effective February 4, 1997. With certain exceptions hereinafter discussed, the time limitations for such registration have been waived, and such acquisitions are deemed to have become effective.

         While the Company planned and continues to plan to go into health care, at the present time most of its assets and activities relate to other industries, primarily mining/processing of precious metals and entertainment. At its next annual meeting, management intends to ask the Company's stockholders to approve a change of the Company's name to "HCCA International, Inc." to better reflect the diversification of the Company's business.

         The Company is in the development stage and has not had any revenues during the last five years, during which it has expended substantial funds. The Company's future success is dependent on its ability to obtain funding for processing its precious metals concentrate. The Company anticipates obtaining such funding by exploiting the commercial value, by sale or otherwise, directly or through joint ventures, of some of its ore concentrates, its television time credits, its medical waste disposal units, and/or its contractual interests in certain real estate (see Part I, Item 2--"Plan of Operations"). The Company has no contracts for such commercialization, and its real estate is the subject of litigation with former owners; accordingly, there can be no assurance that the Company will be successful in selling or commercializing any such assets (see
Part II, Item 2--"Legal Proceedings").

         As of December 31, 1996, the Company did not have any employees, its business being managed by its officers and directors without salary. (Nashville Music Consultants, Inc., acquired by the Company subsequent to December 31, 1996, has five employees.)

CURRENT BUSINESS (INCLUDING LINES OF BUSINESS
ACQUIRED SUBSEQUENT TO DECEMBER 31, 1996)

A.       PRECIOUS METALS CONCENTRATE, MINING AND PROCESSING

         1.  Description of the business

         The Company owns a substantial deposit of ore concentrate located approximately 40 miles from Prescott, Arizona, which management believes, on the basis of assays by an independent consultant, is substantially in excess of 500,000 tons. Tests by an independent firm including a registered assayer and analytical chemist indicate that such concentrate contains commercial quantities of precious metals and rare earths. (See Part I, Item 3--"Description of Property".)

         Through its wholly owned subsidiary, Peeples Mining Co. ("Peeples Mining"), the Company also owns mineral rights in Arizona and Nevada.

         Peeples Mining is currently inactive, but it is intended that it will commence processing the Company's concentrate and development of its other mining properties as soon as financing permits. It is intended that Peeples Mining will process such concentrate to the next stage of concentration known as dore bars. Dore bars are produced by liquefying the concentrate and pouring the solution into a mold; as the material cools, the metals separate, with the heaviest falling to the bottom. Dore bars can be sold for a higher price than concentrate.

         Peeples Mining does not presently have the equipment for producing dore bars. Management is currently studying alternative refining methods to determine the appropriate machinery and equipment to buy, but the Company may require financing for such purchase. The Company does not anticipate obtaining the equipment necessary to refine its concentrate or dore bars into bullion; rather it intends to produce and sell dore bars to smelters which have such equipment.

         Peeples Mining has certain facilities and equipment for leaching and testing, but new equipment will be required to process ores from the Company's properties into concentrates in the desired volume. Peeples Mining is capable of processing approximately 25 tons of head ore per hour from its Arizona property, bringing it to a first stage of concentration. Free milling gold will be removed, and the remaining concentrate will be further concentrated and/or separated by a chemical process.

         The Company (or its subsidiary, Peeples Mining) also has mineral rights in lands in Arizona and Nevada, and subsequent to December 31, 1996, acquired an additional mining property in California. (See Part I, Item 3--"Description of Property".)

         Peeples Mining LLC ("Peeples LLC"), which was organized in 1981 as an Arizona limited liability company, was acquired by the Company in 1994. Peeples LLC was actively engaged in mining activities from 1988 to 1994. The Company also acquired F&H Mining, Inc., a Nevada corporation ("F&H Mining") in 1994. F&H Mining was organized in 1984, and was active working the property at Mesquite, Nevada, until 1991. In February 1997, the assets of Peeples LLC and F&H Mining were transferred to Peeples Mining, a newly formed Nevada corporation of which the Company is the sole stockholder.

         Peeples Mining does not presently have any employees.

         2.  Terms of Acquisition

         The Company entered into the agreement to acquire all the issued and outstanding stock of F&H Mining in March 1994. At that time, F&H Mining was a corporation organized under the laws of the Island of Nevis. Under the agreement, the Company agreed to acquire all of F&H Mining's issued and outstanding stock in exchange for 12,000,000 shares of the Com- pany's stock. Maurice Furlong, the Company's president, had been a consultant to F&H Mining since from its inception. (See Part I, Item 7--"Certain Relationships and Related Transactions", below). Consummation of the acquisition of F&H Mining was contingent on effectiveness of the Company's Exchange Act registration statement.

         In June 1994, the Company entered into the agreement to acquire all the interests in Peeples LLC. Under the agreement, the Company issued 20,000,000 shares of the Company's stock to the members of Peeples LLC, and through Peeples LLC acquired the mineral rights to 340 acres near Prescott, Arizona. In August 1995, the Company issued an additional 100,000,000 shares to Zarzion, Ltd., for ore concentrate which Zarzion, Ltd. had purchased from Peeples LLC. Consummation of the acquisition of Peeples LLC was contingent on effectiveness of the Company's Exchange Act registration statement. The Company's ore concentrate, however, is owned outright, free and clear of any contingencies.

         In August 1996, the Company agreed with the former members of Peeples LLC and the former shareholders of F&H Mining that any income realized from the operations of F&H and Peeples was not to inure to the benefit of the Company until such time as its Exchange Act registration became effective. In fact, there were no revenues between the time the acquisition agreements were entered into and the time the Company's Exchange Act registration became effective in February 1997. Provisions in the acquisition agreements for F&H and Peeples granting the former stockholders of those companies the right to annul the sale of such companies under certain circumstances, including the Company's failure to complete a secondary offering of its securities within a prescribed time frame, have lapsed.

         In February 1997, the Company acquired 17 lode claims on 340 acres of land in California. (See Part I, Item 3--"Description of Property".) The Company believes it will be eligible to apply for title to such property following a period of exploitation. These claims were acquired from Zarzion, Ltd. (see Part I, Item 7--"Certain Relationships and Related Transactions") in exchange for 375,000,000 shares of the Company's common stock.

         3.  Risks attendant on mining and processing minerals

         The value of the Company's concentrate depends on the amount of metals contained in such ore, and on the cost and difficulty of refining. While the Company believes that there are significant quantities of precious metals in such concentrate, the market price of such metals and the cost of extraction and refining are yet to be determined. Management is of the opinion that the cost of extraction and mining should not exceed 50% of the value if indicated quantities of precious metals are present in its concentrate.

         Analyzing samples gathered by itself with direct current plasma ("DCP") equipment which measures each element present, Metallurgical Research & Assay Laboratory (Henderson, Nevada), a firm including Donald Jordan, a registered assayer and analytical chemist, estimated the value of precious metals in the Company's ore concentrate to be in excess of $3 billion. Such analysis reflects Mr. Jordan's independent judgment, and is not a representation of management. His samplings were taken without supervision, and there can be no assurance that his samplings are representative of the entire inventory, nor can there be any assurance that his estimates of the cost of processing such ores are or will be accurate when effected. Mr. Jordan's valuation was based on the price of metals in March 1997; the price of gold has declined since that time, and there can be no assurance that such decline or future declines will not have a materially adverse affect on the value of the metals believed to be contained in such ore.

         No assurances can be given that a desirable level of recovery will be realized from Peeples Mining's ore. Reserve estimates may require revision based on actual production experience. Market price fluctuations of precious metals, as well as increased production costs or reduced recovery rates, may drastically affect the value of the Company's ore reserves, and may render reserves containing relatively low grades of mineralization uneconomic to exploit.

         Exploration and mining activities are highly speculative in nature, involve many risks, and are frequently nonproductive. There can be no assurance that the Company's mining activities will be successful. In the event minerals are recoverable, it may take a number of years from the initial phases until production is possible, during which time the economic feasibility of production may change. As pertains to all the Company's mining interests, substantial expenditures may be required to establish proven and probable ore reserves through drilling, to determine metallurgical processes to extract the metals from the ore, and in the case of new properties, to construct mining and processing facilities. As a result of these uncertainties, no assurance can be given that the Company will be able successfully to exploit its mineral properties.

         The business of mining and processing precious metals is subject to a number of significant hazards, including environmental hazards, thefts and other losses, industrial accidents, and labor disputes. Mining is also subject to the risks of encountering unusual or unexpected geological formations, cave-ins, flooding, rock falls, periodic interruptions due to inclement or hazardous weather conditions, and other acts of God. Such risks could result in damage to or destruction of mining properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses, and possible legal liability. The Company will obtain insurance against risks that are typical in the operation of its business and in amounts which management believes to be reasonable, but no assurance can be given that such insurance will continue to be available, that it will be available at economically acceptable premiums, or that it will be adequate to cover any liability.

         There can be no assurance that the test results obtained by the Company for certain of its properties by independent assayers will prove to be accurate for the entire property.

         4.  Regulation of mining and mineral processing

         The Company's exploration, mining, and refining activities will be subject to extensive state and federal laws and regulations governing prospecting, developing, production, export, taxes, labor standards, occupational health, waste disposal, protection and remediation of the environment, protection of endangered and protected species, mine safety, toxic substances, and other matters. Mining is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration, production, and processing. The Company may in the future be subject to clean-up liability under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 and comparable state laws which establish clean-up liability for the release of hazardous and toxic substances for property owners and operators. In the context of environmental permitting, including the approval of reclamation plans, the Company must comply with applicable standards, laws, and regulations, which may entail greater or lesser costs and delays depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority. It is possible that costs and delays associated with compliance with such laws, regulations and permits could become such that the Company would not proceed with the operation or development of a mine or other project, or inauguration of a processing facility.

         Amendments to current laws and relations governing operations and activities of mining companies and companies processing metals or more stringent implementation thereof are actively considered from time to time and could have an adverse impact on the Company and its operations.

B.       ENTERTAINMENT

         1.  Description of the Business

         In April 1995, the Company entered into an agreement to acquire all the outstanding stock of Nashville Music Consultants, Inc. ("NMC"), a Tennessee corporation organized in 1993, and such acquisition became effective in February 1997. NMC engages in screening, advising, developing, publishing, and managing singers and songwriters. Revenues come from consulting fees, registration fees, tuition, publishing royalties, and management commissions. Although it currently focuses on country music, NMC is expanding into Christian music.

         In addition to clients generated by NMC's own marketing efforts, new singers and songwriters are referred by major record labels, publishing companies, BMC, ASCAP, and other entities in the music industry. All clients pay a one-time consulting fee of $350. Singers deemed to have outstanding potential are offered a consulting contract pursuant to which NMC currently receives approximately 7.5% of the client's gross revenue for a period of seven years; songwriters with outstanding potential are offered a contract with NMC's publishing division, pursuant to which NMC receives 50% of each song copyright, and 50% of all song revenues.

         NMC's president, Larry Butler, is a two-time Grammy winner, and the only country music producer to win a Grammy for "Producer of the Year". He also won a Grammy for writing the song of the year, "Somebody Done Somebody Wrong Song". Mr. Butler has produced 65 gold and platinum albums, and served as president of United Records from 1973 to 1979.

         Each year since 1994, NMC has conducted the International Country Music Expo. The 1996 expo, which drew over 750 participants, was conducted at the Opryland Hotel, where the 1997 expo will also take place. Representatives from many major record labels, publishing companies, and other music industry companies participate each year. NMC owns all rights and charges a $500 registration fee for each participant.

         NMC has five employees, all of whom are full time. NMC's staff are experienced in producing, songwriting, engineering, and management. NMC has access to a fully equipped music producing studio on site with a full time staff engineer.

         NMC leases approximately 7,200 square feet of space at 24 Music Square West, Nashville, Tennessee, for which it agreed to pay $72,000, $73,800, and $75,645, respectively, for the years ending June 30, 1997, 1998, and 1999. NMC owns certain music production and analysis equipment valued at approximately $25,000; NMC uses additional equipment belonging to its chief executive officer, Alcy Baggott, with whom NMC is negotiating a lease.

         2.  Terms of Acquisition

         The Company entered into the agreement to acquire NMC in April 1995. Under the agreement, the Company agreed to acquire all the issued and outstanding shares of NMC's stock in exchange for 4,000,000 shares of the Company's stock. Consummation of the transaction was contingent on effectiveness of the Company's Exchange Act registration statement, so that the acquisition was not consummated until February 1997.

         Pursuant to the acquisition agreement, 51% of the outstanding stock of NMC is to be placed in a voting trust with Ally Cat Music, Inc., a company wholly owned by Mr. Baggott, for a term of 10 years, renewable for 10 years, and the Company is enjoined from interference with Ally Cat Music, Inc.'s management of NMC. The Company also agreed to use its best efforts to provide $500,000 of financing for NMC. Also under the agreement, the Company is entitled to an annual "management fee" in an amount equal to 9% of NMC's gross revenues.

         The agreement provides that the transaction may be canceled if the Company's stock ceases to be "listed or traded on the NASDAQ Stock Exchange." The effect of this condition is not clear, since the Company's shares have never been listed on NASDAQ, but it is not impossible that such condition could someday be invoked to disassociate NMC from the Company. The agreement also indicates that NMC's stockholders can void the agreement if the transaction turns out not to be a tax free transaction under federal tax laws. While the Company has not obtained an opinion of counsel with respect to this matter, management believes that the exchange of shares is indeed a tax free transaction under the Internal Revenue Code.

         3.  Competition and Regulation

         Management is unaware of any other entity offering a similar combination of services. Other entities do however provide services similar to particular services provided by NMC, and there can be no assurance that NMC's strategy of providing integrated services will with-stand competition from entities focused on a single service, or that others may not bundle services in the future.

         Federal and state laws relating to intellectual property have an extensive impact upon the song writing, music publication, and music recording segments of the entertainment industry. The industry is such that it is highly susceptible to the unauthorized reproduction of previously published material. The Company's ability to protect itself from the unauthorized reproduction of works generated by its artists and songwriters, along with its ability to protect its publishing rights, will be influenced by federal and state copyright, trademark, and service mark laws.

C.       MEDICAL WASTE DECONTAMINATION UNITS

         1.  Description of Business

         The Company owns 24 medical waste decontamination units manufactured by a Japanese manufacturer which owns a patent on the units' fume scrubber. Known as MedAway- 1, each unit is designed to decontaminate and physically alter up to five cubic feet of medical waste, such as bags, blood lines, syringes, sharps, petri dishes, curettes, and similar items of waste generated by hospitals and doctors' offices. The units use a dry heat process, including a patented combination of resistance and "far infrared" quartz heating elements, with a proprietary condenser filtration system that obviates the need for external venting. The units are mobile and self contained. No special wiring, ventilating, or plumbing is needed, nor are building permits required. The units heat the waste load to a temperature at which most viruses are rendered inactive within five minutes. After treatment, waste is considered noninfectious. As the waste load is heated in the unit, the plastics melt, encapsulating the sharps and reducing volume by a factor of as much as ten. The units operate silently without shredding, grinding, compacting, steaming or chemically treating the waste, and are approved by Underwriters Laboratory ("UL").

         The Company intends to lease its units to hospitals, clinics, doctors' offices, and nursing homes. Between 1993 and acquisition of such units by the Company, four similar units were sold by the company from which the Company purchased its units, MedAway International, and management believes such units are operating satisfactorily. Management is in the process of formulating a marketing plan and securing liability insurance, but no units have been leased to date.

         The Company intends to contract with third-parties to maintain and repair the units. The Company does not yet have any employees in its MedAway division.

         2.  Terms of Acquisition

         The Company acquired its units together with other assets of MedAway International, Inc. ("MedAway"), a Delaware corporation, in June 1996, in exchange for $2,000,000 worth of the Company's common stock, which management determined to be 2,066,115 shares at the time of the transaction. All of such shares have been issued to MedAway's stockholders.

         Among MedAway's assets was the exclusive right to market and distribute such units in North America, the Caribbean, and Taiwan. Assignment of such right to the Company, however, requires the manufacturer's consent, which will be requested at such time as the Company has the financial resources to put into effect a full-scale marketing plan. The manufacturer's consent is not required for leasing the 24 units the Company acquired from MedAway.

         3.  Competition

         Competition for MedAway-1 units currently comes principally from incineration and chemical processing, over which management believes the MedAway-1 unit has significant advantages. Incineration requires cumbersome equipment and permitting, while chemical treatment requires additional disposal arrangements for the residue after treatment. Other systems for treating medical waste are generally more costly. Many utilize grinders and shredders, some treat infected materials with toxic chemicals, and other systems require special power and external venting of emissions. Venting emissions generally involves state and/or federal environmental compliance and permitting issues. In addition, such alternative methods generally generate an end product, disposal of which creates its own environmental compliance issues.

         If the Company fails to obtain the manufacturer's consent to acquiring MedAway's distribution rights, however, the manufacturer may be able to sell its units in the United States in competition with the Company, directly or through another distributor. There can be no assurance, moreover, that competitors with a stronger financial base than that of the Company will not develop alternative processes for the decontamination of medical waste.

         4.  Regulation

         The treatment and disposal of medical waste is subject to federal, state and local regulation, as is the disposal of fumes and other residue created in the treatment of such waste. Approximately 10 states do not have mandatory legal requirements for such equipment; of the approximately 40 states which do, the Company believes that its units comply with requirements in at least 26.

         There is a possibility, however, that new regulations may be adopted at the state or federal level, as by amendments to the Medical Waste Tracking Act, which would restrict the disposal of materials such as the end product which remains after treatment in the MedAway-1 units. Such regulations could have a negative impact on the market for such units.

D.       TELEVISION ADVERTISING

         1.  Description of the Business

         The Company owns 20 television time credit certificates issued by American Independent Network, Inc. ("AIN"). Each certificate represents that AIN will provide the bearer commercial air time valued at $5,000,000, calculated at going rates, on AIN's national television network, subject to time availability or agreement on a time plan.

         Such certificates contain no restrictions as to transferability, assignment or sale. The Company does not intend to engage in the business of marketing television advertising time as such, but it may from time to time market and sell time from its television time credit certificates, as well as utilize such time for its own enterprises. In due course, management plans to use such commercial air time in its marketing of health care facilities described below. The Company's ability to use or sell such certificates has yet to be established, however, and until such value is established, the Company has determined not to ascribe any value to them.

         The Company does not have any employees specifically responsible for this line of business, and does not anticipate employing any in the immediate future.

         2.  Terms of Acquisition

         The Company's television time credit certificates were originally assets of ELF Works, Ltd., a Nevada corporation ("ELF") which the Company acquired in June 1996. Following such acquisition, the television time credit certificates (which had been acquired by ELF in exchange for stock) were reissued by AIN in the Company's name. Under the terms of the agreement, the Company issued ELF's stockholders 40,000,000 shares of the Company's common stock in exchange for all ELF's outstanding stock. The Company also received a right of first refusal with respect to any sale of the shares issued by it to ELF's stockholders; for a period of five years, the Company has the right to match any offer for the purchase of such shares. Inasmuch as ELF had no significant assets other than its AIN certificates, it is planned to dissolve ELF.

         3.  Competition; Other Factors

         To the extent that the Company decides to sell rather than use the television time credit certificates, management perceives that competition in the national television market is intense. There can be no assurance that the Company could successfully market and sell such certificates in the event it determines to do so. The value of such certificates may also be affected by AIN's financial ability to perform, which has yet to be established.

PLANNED BUSINESS

E.       HEALTH CARE CENTERS

         1.  Description of Business

         One of the Company's objectives is to build a network of multi-disciplinary health care centers to provide a combination of primary and alternative health care to the general public. The Company intends to provide the services of general practice medical doctors, chiropractors, physical therapists, and other health care providers under one roof, creating a "one stop" source for a variety of medical services.

         Management believes that today's changing environment for health care delivery will place a premium on consolidation of various types of health care providers into larger entities, and that consolidation and group practice constitute the most desirable environment for medi-cal services in the 1990s. Management further believes that consolidation should benefit health care providers by providing standard fees for services nationwide, volume buying to hold down costs, centralized billing and purchasing operations, group insurance coverage, a national marketing program, and an integrated network of professionals.

         The Company has no employees at present devoted exclusively to its health care business.

         To commence its program, the Company intends to acquire individual medical, chiropractic, dental, and other practices, with a view to establishing a system with common procedures and marketing. While the Company will seek to acquire the professional corporations which operate such practices, in states where such ownership is not permitted, the Company will seek to enter into management contracts. It will then initiate the integration and educational processes necessary to develop a comprehensive health care delivery system. As soon as possible, the Company will seek to relocate such practices into multi-disciplinary health care centers managed by the Company. Management's current plans contemplate that development of its multi-disciplinary health care centers will commence within two years. This delay reflects the complexity of the project and the diversity of the health care areas which the Company seeks to bring together. Ultimately, it plans to create a national network of such multi-disciplinary centers. There can be no assurance, however, that the project can be accomplished in any specific time period, or that, if accomplished, such centers will be successful.

         To ensure and facilitate continuing education for its professional staff, the Company will seek to affiliate its health care centers with recognized medical schools, chiropractic schools, and universities. It will also seek to expand income for its health care staff by providing opportunities to obtain additional certification in related fields, as for example by recredentialling chiropractors as licensed physical therapists. The Company's plans have yet to be implemented, however, and will require substantial funds, availability of which will depend on the Company's success with concentrating and marketing its precious metals. There can be no assurance that management will be successful in inaugurating its health care program, or that, if inaugurated, such program will be successful.

         2. Rescinded Agreements for Health Care Practices

         In 1993 and 1994, the Company entered into agreements for the acquisition of 16 chiropractic practices in exchange for shares of the Company's common stock. A total of 3,447,683 shares were issued to sixteen doctors for such practices, but all such exchanges have been rescinded. 1,591,963 of such shares have been cancelled, and management expects the remaining 1,855,720 shares will be returned. None of such acquisitions having been consummated, the Company has not realized any revenues with respect to such practices.

         Such rescissions were the result of discussions of the legal and procedural complications of such acquisitions, it being agreed that consummation of such acquisitions should be deferred until a thorough study is made of legal and regulatory requirements, and orderly arrangements can be made to comply with state laws and regulations. The Company is presently analyzing applicable laws and regulations with a view to developing a strategy and business plan for this line of business. Many of the individuals party to such agreements have assured management of their continued interest in affiliation with the Company.

         To the extent permitted by state, federal and local laws and regulations, it is contemplated that the acquisitions will be structured as exchanges of the Company's stock for stock of the professional corporation owning each practice, with each practice becoming a wholly owned subsidiary of the Company. In other states, the Company will seek to enter into agreements to purchase assets and manage the practices in exchange for an annual fee and, if permitted, a share of profits.

         3.  Competition in Health Care Industry

         The market for health care services is highly competitive. In addition to competition from other national, regional, and local health care centers, the Company will be obliged to compete with hospitals, private clinics, physician groups, outpatient clinics, and home health care agencies. Several health care companies and other physician groups provide services like those to be provided by the Company, including companies and groups with established operating histories and significantly greater cash resources than the Company's. To the extent that reform measures proposed by the federal government make prepaid medical care an attractive market and provide incentives to form regional delivery systems, the Company may encounter increased competition.

         Management believes the primary competitive factors in health care services are quality of treatment, reliability of service, the ability to schedule patients and report examination results on a timely basis, the ability to comply with the requirements of regulatory authorities and third-party payers such as Medicare and private insurance companies, and the ability to attract and retain qualified licensed professionals. The Company's success will depend, in part, on its ability to compete effectively with respect to each of these factors through proper planning of staffing services, training of staff members in their respective disciplines, quality assurance programs, proper supervision of its staff members, and coordination of treatment plans with patients, patients' families, and the facilities' staff. Management believes its proposed program for recredentialling its staff members will assist the Company in attracting and employing qualified personnel.

         Many of the health care providers against which the Company will compete, however, are substantially larger and better capitalized, and have substantial records of profitable business operations. In addition, many of these competitors have substantially greater financial, marketing, human and other resources than the Company, which may give them competitive advantages in, among other things, the recruitment of licensed professionals, equipment acquisitions, and responding quickly to increased demand for rehabilitation and other services. No assurance can be given that the Company will be able to compete effectively against these other health care providers.

         4.  Regulation of Health Care Providers

         The health care industry is subject to extensive regulation by federal, state, and local governments. The various levels of regulatory oversight will affect the Company's health care business by controlling its growth, requiring licensure and/or certification of its facilities, regulating the use of its properties, and controlling reimbursements to the Company for services provided. These laws include fraud and abuse provisions in the Medicare and Medicaid statutes, which prohibit solicitation, payment, receipt, or offering of any direct or indirect remuneration for the referral of Medicare or Medicaid covered services, and laws that impose significant penalties for false or improper billings for physician services. These laws also impose restrictions on physician referrals for designated health services to entities with which they have financial relationships. Violation of these laws can result in substantial civil or criminal penalties for individuals or entities, including large civil money penalties and exclusion from participation in the Medicare and Medicaid programs.

         In some states, ownership of physicians' practices by publicly held corporations is prohibited. Management believes, however, that the Company's acquisition of health care practices and operations can be structured in such a way as to comply with existing laws in most states in which it is interested in conducting such business, or that alternative arrangements can be entered into. Moreover, the laws of most states prohibit physicians from splitting fees with non-physicians and prohibit non-physician entities from practicing medicine. These laws and their interpretation vary from state to state, and are enforced by the courts and regulatory authorities with broad discretion.

         There can be no assurance, however, that review of the Company's business by courts or regulatory authorities will not result in a determination that could adversely affect the Company's proposed operations, or that the health care regulatory environment will not change so as to restrict the Company's proposed operations or future expansion.

         Through the Medicare program, the federal government has implemented a resource- based relative value scale ("RBRVS") payment methodology for physician services. RBRVS is a fee schedule that, except for certain geographical and other adjustments, pays similarly situated physicians the same amount for the same services. The RBRVS is adjusted each year and is subject to increase or decrease at the discretion of Congress. RBRVS-types of payment systems have also been adopted by certain private third-party payers and may become a predominant payment methodology. Increased dissemination of such programs could reduce payments by private third-party payers and could indirectly reduce the Company's operating margins to the extent that costs of providing management services related to such procedures could not be proportionately reduced.

F.       EDUCATION AND LEARNING CENTERS

         1.  Description of the Business

         In March 1994, the Company agreed to acquire three learning centers from William Jackson in exchange for 1,200,000 shares of the Company's common stock. Two of such centers, located in Toronto, were owned and operated by two Ontario corporations operating under the name Academy for Mathematics and Science; the third center was to be opened in the United States. The centers offered remedial courses in mathematics, science, and English to children in grades two through 12.

         In February 1997, the Company and Mr. Jackson determined to rescind the acquisition of the two centers in Toronto, and Mr. Jackson returned the 800,000 shares issued for these two centers. It is contemplated now that Mr. Jackson and his wife, Jacqueline Jordan, will open a center in Reno, Nevada, which will offer remedial courses in mathematics, science, and English to children in grades two through 12, and pre-college and university level courses, with future expansion into computer and internet courses. A deposit has been made on office space in Reno, Nevada, and it is contemplated that Mrs. Jordan will move to the United States to organize and manage such center.

         2.  Risk Factors

         Commercial learning centers are a relatively new industry, for which reason there is not yet significant competition. It is anticipated that increased competition will develop in this field; other organizations providing such services already exist. Operation of private schools is frequently the subject of state and local regulation in the United States, including Nevada. There can be no assurance that the Company will be successful in establishing any learning centers, or that, if it does, such centers will result in profitable operations.

G.       HEALTH CARE EDUCATION, RESEARCH AND DEVELOPMENT

         1.  Description of Mexican Joint Venture

         In 1994, the Company entered into a joint venture agreement with Immobiliara y Fraccinoadora del 1 Nueva Viscaya, S.A. de C.V. and Oscar Neninger
G. (INMOB) for the development of approximately 11,625 acres in Sonora, Mexico, for a research and development, educational, and recreational center. Such venture is presently dormant for lack of financing, liens recently attached to such property, and inability to determine the availability or feasibility of developing sewer, water and similar connections.

         2.  Terms of Company's Interest.

         Consummation of the agreement is contingent on the Company's ability to raise financing for project development; if successful, the Company would receive a two-thirds interest. The Company has expended approximately $215,000 in furthering the project, which monies were borrowed from The R.K. Company ("R.K. Company"), a stockholder of the Company. The Company is examining its options in light of the fact that financing has not materialized, developments affecting the joint venture's title to the property, and the amount of monies which would be required to effect the first stage of such development, estimated to be approximately $80,000,000. The Company has not yet entered into discussions with any financial institutions or other sources for financing this project. In June 1997, R.K. Company filed a lawsuit for repayment of its loan.

         No assurance can be given that the title will in fact be conveyed as contemplated by the agreement, or that the Company will be able to obtain financing for development of the project. Nor can there be any assurance that, if developed, the project would be completed, and if completed, would be successful.

H.       CONTRACTS TO ACQUIRE REAL ESTATE

         1.  Description of the Contracts

         In 1994, the Company entered into agreements with two real estate holding companies then beneficially owned by Robert R. Krilich, Sr., The Senior Group ("Senior Group") and The Rainbow Group ("Rainbow Group"), to acquire a diversified portfolio of properties including commercial, residential, industrial, recreational, and other real estate. (See Part I, Item 3--"Description of Property".) Subsequently, Senior Group and Rainbow Group merged into The R&S Group ("R&S Group"), all of whose beneficial interests are owned by the Company and controlled by Mr. Furlong as the Company's president. R&S Group is a common law business organization, as were Senior Group and Rainbow Group.

         Subsequently, disputes have arisen with respect to such contracts and the merger of Rainbow and Senior Groups into R&S Group, and none of such properties have yet been delivered into the possession or control of the Company. Such disputes are presently the subject of litigation between the Company and Mr. Krilich and his affiliates; the Company has filed an action to quiet title in the name of its affiliate, R&S Group, to impose a trust on income from the subject properties, for conversion, and for punitive damages, and Mr. Krilich has filed an action for breach of contract, fraud, entitlement to additional consideration, and/or rescission (see Part I, Item 3--"Legal Proceedings"). There can be no assurance that the

Company will ever acquire title to such real estate, or avoid potential liability for additional compensation.

         Some of the properties acquired or to be acquired from Rainbow and Senior Groups are income producing, but because of the disputes relating to such contracts, such acquisitions have not been consummated, and the Company has not received any income on account of such properties. Most of the properties to be acquired from Senior and Rainbow Groups will require the expenditure of considerable funds for development. At such time as it acquires title to such properties, the Company will seek to generate funds for developing such properties by selling some or all of those properties which are not income producing; it will also consider the sale of income producing properties. (See
Part I, Item 2--"Management's Plan of Operation".)

         Notwithstanding the Company has yet to consummate the contract to acquire such property, in August 1996, R&S Group entered into a partnership agreement to develop a hotel on 1.5 acres of land near Route I-95 in Dania, Florida. Under such agreement, the Company would have a 50% interest in the proposed development; the remaining 50% would be owned by Fairdan Suites, Inc., which would also manage the hotel for a fee equal to 5% of gross revenues.
Fairdan was to be responsible for arranging the financing. The Company's interest is subject to transfer of the property in accordance with the terms of the stock exchange agreements with Rainbow Group and Senior Group. The property is one of those subject to the lawsuits filed by the Company and Mr. Krilich, and there can be no assurance that clear title to the property can be obtained (see Part II, Item 2--"Legal Proceedings"). Nor can there be any assurance that, if clear title is obtained, Fairdan Suites, Inc., will be successful in obtaining financing for the project, or that such development, if effected, will be successful. Such projects are subject to many variables, including but not limited to ordinances, regulations, building codes, availability of labor and materials, availability and terms of financing, and marketability of the development. One year after a hotel opens on the property, the parties' interests become subject to a "buy-sell" agreement, pursuant to which either party must sell its interest at the price offered by the other, or purchase the other's interest at such price.

         The Company may seek to acquire additional real estate for stock, where management believes such property combines attractive income with desirable capitalization rates. Such properties may include office and apartment buildings, malls and industrial parks, hotels, and special purpose buildings, as well as undeveloped acreage.

         The Company does not presently employ anyone in its real estate division.

         2.  Terms of Acquisition Contracts

         The agreements with Senior Group and Rainbow Group provided for the Company to acquire 100% ownership of such entities, each of which is a common law business organization, in exchange for 62,374,363 shares and 68,479,611 shares, respectively, of the Company's common stock. All of such shares were assigned to R.K. Company, a common law business organization which the Company believes is beneficially owned and/or controlled by Mr. Krilich. The market price of the Company's common stock was agreed to be $2.50 per share as of June 27, 1994, and it was agreed that 50% of the shares to be issued should equal the value of the various properties. As additional consideration, 25,000,000 options were issued to Rainbow Group and 25,000,000 options were issued to Senior Group, in each case exercisable through June 2004. Half are exercisable at $1.00 per share; the remainder are exercisable at the trading price at the close of business on the day before exercise, but in no event less than 110% of the trading price on June 28, 1994. All such options were assigned to R.K. Company and have not yet been exercised.

         It was also agreed that, if the market price of the Company's shares declined, the sellers would be entitled to such additional shares as necessary to make up the difference. While the agreement is difficult to interpret and is subject to the various disputes described elsewhere in this report, Senior Group and Rainbow Group have received additional shares amounting to 11,439,300 and 28,909,688, respectively, making a total of 171,202,962 shares issued for such properties. If adjusted to reflect current prices of the Company's stock, the sellers could be entitled to a significant number of additional shares. It is the Company's belief that the sellers made material misrepresentations as to the value of properties to be acquired from or through Senior and Rainbow Groups, that as a result such properties were significantly overvalued, and that the agreement is so unclear that it is impossible to determine what, if any, additional shares would be required. Such contentions are included in the claims set out in the Company's lawsuit against Mr. Krilich, the former beneficial owner, and his affiliates, arising out of the contract(s) with Senior and Rainbow Groups (see Part II, Item 2--"Legal Proceedings"). Should the courts disagree with the Company's contentions, the Company's stockholders could incur significant dilution of their investment.

         In June 1994, the Company agreed with the former owners of the Senior and Rainbow Groups that the beneficial interest to the income and expenses of these properties would not inure to Company's benefit until such time as its Exchange Act registration became effective. It is the Company's contention that in the meantime, the former owners were to pay all carrying costs of the properties, including interest and taxes, and that the stock issued for such properties is subject to a constructive trust. Notwithstanding that the Company's Exchange Act registration became effective in February 1997, the sellers have yet to provide the Company with any income from such properties or any accounting for such income.

         The Company has since determined that with respect to many of such properties, material misrepresentations were made as to value, lack of government permits, liens, inability to deliver marketable title, and/or similar issues. Therefore, the sellers' rights to additional shares of the Company's stock, and the outcome of related issues cannot be determined at this time, but it is not impossible that the contracts could be found void, in which case the Company would not acquire such properties and shares issued in connection with such agreements would be cancelled and returned to the Company. Alternatively, the Company could be found liable for a substantial amount of additional shares. (See Part II, Item 2--"Legal Proceedings".)

         3.  Competition

         In the event such contracts are consummated, the Company will be competing with numerous other real estate companies and individuals with respect to the sale of such properties, the acquisition of other real estate, financing the development of its real estate, and finding suitable tenants or buyers. Competition among private and institutional purchasers, both domestic and foreign, for real property investments has increased substantially in recent years. Increases in demand have resulted in gradual increases in prices paid for real estate, and consequently higher fixed costs. With lending restrictions becoming tighter, success in this industry continues to narrow to entities with greater equity positions and professional management teams. There can be no assurance that the Company will be successful in obtaining suitable properties or that if investments are made, the Company's objectives will be realized.

         4.  Regulation

         The real estate development industry is subject to regulation by federal, state and local governments in numerous ways, including laws and regulations addressing zoning, land use, and environmental issues. The various levels of regulatory oversight could adversely affect the Company's real estate activities.


ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS
         OR PLAN OF OPERATION

         The discussion contained in this Item 2 is "forward looking" as that term is identified in, or contemplated by, Section 27A of the Securities Act and
Section 21E of the Exchange Act. Actual results may materially differ from projections. Factors that could cause results to differ materially are described throughout this report.

PLAN OF OPERATION

         The Company's plan of operation for the immediate future is to focus on commercializing its MedAway-1 units, and to raise funds necessary to commence processing its precious metals concentrate, for which from $1,000,000 to $5,000,000 will be required. The Company will seek to generate such funds by realizing the commercial value, directly, through joint ventures, or by sale, of some of its ore concentrate, its television time credits, its medical waste disposal units, and/or its contractual or other, if any, interests in certain real estate. With one exception hereinafter described (see Part I, Item 3--"Description of Property"), the Company has no contracts for such sale or commercialization, and its real estate is the subject of litigation with former owners; accordingly, there can be no assurance that the Company will be successful in selling or commercializing any such assets. The Company will also be required to devote substantial time and resources to prosecution of its claims against Mr. Krilich and his affiliates, and to defend against the claims filed by them (see Part II, Item 2--"Legal Proceedings").

         At the same time, the Company will seek to raise funds through a private offering of securities to an institutional buyer or through a registered broker dealer. Up to $5,000,000 would be used to fund equipment and operations for minerals processing; if less is required for this purpose, up to $1,000,000 would be used for the planning and organizational stages of the Company's health care segment, and if its contracts to acquire real estate are consummated, up to $1,000,000 would be used for development of the Company's real estate. A portion of such proceeds would be used for working capital for marketing the Company's MedAway-1 leases, and to provide funding for NMC. At such time as cash flow from one or more of these activities permits, the Company will seek to develop its health care line of business.

         1.  Mineral Processing Operations

         The Company will seek to commence processing of its existing inventory of ore concentrates as a matter of first priority. To initiate such processing, the Company requires from $1,000,000 to $3,000,000 for equipment and another $2,000,000 for working capital, for which it is presently seeking an appropriate source of financing. The Company is exploring new, alternative technologies for which equipment is significantly less expensive, but which is proprietary, and may therefore require the negotiation of a joint venture arrangement.

If less is required for such purposes, the Company will apply the surplus towards the Company's other lines of business as described below.

         It is contemplated that the Company's mining and processing operations could be operational as soon as 18 months after availability of financing. At such time as the Com- pany's planned facilities for producing dore bars are operational, it is expected that revenues from this source will generate sufficient cash flow for the Company's minerals division as well as for the needs of its other business segments. Such plans may be impacted by numerous contingencies, including but not limited to the accuracy of the various assays obtained by the Company, the actual quality and quantity of precious metals in such concentrates, the Com- pany's ability to process such concentrates for a reasonable price and market its product, the Company's ability to generate funds through the sale of real estate or its television time credit certificates and/or a private placement offering, the outcome of its negotiations or litigation with Mr. Krilich and his affiliates, and state and federal regulation of the minerals operations contemplated by the Company.

         2.  Entertainment Division

         At the same time, the Company plans to continue development of the activities of Nashville Music Consultants, Inc. ("NMC"). The Company's agreement for acquisition of NMC became effective February 4, 1997, and from that time, the Company is entitled to a management fee equal to 9% of NMC's gross revenues. Heretofore focused on country and western music and performers, and anticipates expanding into Christian music. The Company is committed to trying to arrange $500,000 of financing for NMC's development. As of December 31, 1996, NMC had liabilities of $534,936, and experienced losses in 1996 of $201,393. The Company believes that NMC's cash flow is improving, but there can be no assurance that NMC will not require all or a portion of such financing to continue with its plans.

         However, NMC's plans may be impacted by several contingencies, including but not limited to the continued demand for country western and Christian music, its ability to locate and identify talented and marketable country western and Christian music writers and performers, and its ability to maintain cash flows to support its own business activities.

         3.  MedAway Units

         The Company is currently engaged in marketing leases for its 24 MedAway-1 medical waste decontamination units to a hospital chain. The Company intends also to market leases of its units to hospitals, nursing homes, government entities, and related businesses. Working capital for this segment of the Company's business is hoped to be provided by initial lease arrangements with a substantial hospital chain. If such leases do not materialize in a sufficiently short period of time, the Company will seek to contract with one or more marketing representatives, and may seek a loan to launch a marketing campaign. When leased, each machine is expected to generate income sufficient to sustain operations for this segment of the Company's business. The Company plans to seek approval for assignment of the MedAway distribution agreement, or a new distribution agreement with the manufacturer as soon as the Company's financial resources appear sufficient to support expanded marketing.

         4.  Learning Centers

         The Company intends to open a learning center in Reno, Nevada, in the fall of 1997. Approximately $50,000 is deemed necessary to commence operations, which funds are being provided by William Jackson and his wife Jacqueline Jordan. The Company's plan to start-up the learning center in Reno is dependent on Mrs. Jordan's moving to the United States, and on the funding committed by Mr. Jackson. Mr. Jackson's and Mrs. Jordan's plans to finance such start-up may be impacted by various contingencies, including, but not limited to, their ability to apply their business strategy to the United States, and their ability to successfully compete with similar learning centers established in the United States.

         5.  Health Care Centers

         The Company continues to plan a national chain of health care centers. Development of this business, however, will require significant investment, including costs associated with background research, professional fees, licensing, and organizational activities. It is hoped and anticipated that the Company's mineral and real estate sectors will provide funds for the organization of this line of business. The Company anticipates that the planning and organizational phase may be completed in mid-1999, at which time the Company will commence marketing of its health care management and affiliation arrangements.

         Such plans may be impacted by several contingencies, including but not limited to the Company's ability to locate health care providers willing to participate with the Company; consumer acceptance of and demand for the health care centers contemplated by the Company; the Company's ability to generate funds through commercialization of its precious metals concentrate, commercialization of its television time credit certificates and/or interests in real estate, and/or lease of its MedAway-1 units; and state and federal regulation of the industry. When enough affiliates of various disciplines in one area have entered into contracts with the Company, the Company plans to combine such practices into multi-disciplinary health care centers. The goal will be to provide primary and alternative health care at "one stop" health care facilities. It is expected that funding for the multi-disciplinary health care centers will be obtained through traditional financing arrangements, supplemented by funds from the Company's mining and other operations.

         The Company intends to defer further commitments to the joint venture in Mexico in light of unforeseen problems with the joint venture arrangements and title to the real estate in Mexico. As time and funds permit, the Company will explore the resolution of such problems and the availability of financing for the project.

         6.  Real Estate

         It is the Company's intent to pursue acquisition of the real estate with respect to which it entered into contracts with and issued shares to Rainbow and Senior Groups through litigation and settlement negotiations. If successful, the Company will sell at least some of such real estate, particularly those properties which require long term development effort and/or significant financing.

         The Company's ability to sell or otherwise realize income from the properties contracted for from Rainbow Group or Senior Group will depend on the outcome of such litigation, and could also be adversely affected by certain court orders affecting Mr. Krilich and his properties. The Company has filed a lawsuit with respect to such properties with a view to perfecting its rights, and is contesting a lawsuit filed by Mr. Krilich for rescission of the contracts relating to such properties. (See Part II, Item 2--"Legal Proceedings".)

         At this time, no assurance can be given that the Company will ever consummate the acquisition of such properties or realize income therefrom.

         7.  Other Considerations

         To effectively manage the properties which it has acquired or agreed to acquire, the Company will be obliged to perform numerous and extensive administrative functions. It will be necessary for the Company to significantly expand its employee base within the next 12 months. In addition, it will be necessary for the Company to invest in the purchase of computer and other equipment necessary to monitor the operations of its various lines of business.

         During the next 12 months, the Company will require significant additional funds to effect its plans. As indicated above, the Company is seeking to generate funds by realizing the commercial value, by sale or otherwise, directly, through joint ventures, or by sale, of some of its ore concentrate, its television time credits, its medical waste disposal units, and/or its contractual interests in certain real estate, and/or a private placement offering. Absent such financing, the Company may be unable to put its plans into immediate effect. Inasmuch as it is asset based with minimal operations, delay in obtaining such financing is not deemed to pose a significant threat to the Company's viability.


ITEM 3.  DESCRIPTION OF PROPERTY

A.       PRECIOUS METAL CONCENTRATES AND MINERAL RIGHTS

         The Company owns a substantial deposit of ore concentrate located approximately 40 miles from Prescott, Arizona, which according to an independent metallurgist/assayer, contains substantially in excess of 500,000 tons. Tests by Metallurgical Research & Assay Laboratory of Henderson, Nevada, another independent firm including a registered assayer and analytical chemist, indicates that such concentrate contains commercial quantities of precious metals, including gold, platinum, iridium, and osmium. Sample tests (using a process known as "DCP") indicate as much as one ounce of gold, three ounces of platinum, and 19 ounces of osmium, among other precious and rare earths, in each ton of concentrate. The Company owns the concentrate outright; it also has the mineral rights to 17 claims located on the surrounding 340 acres pursuant to a mineral lease which expires in 2001. Gold in the form of nuggets was extracted from the property's surface by high grading (the extraction of free gold from the surface) from the 1970s to 1994, when the property rights were acquired by Peeples LLC. The Company's concentrate consists of the tailings from such high grading operations which were placed in a pit. Lease payments are less than $10,000 per year.

         Through Peeples Mining, its wholly owned subsidiary, the Company also owns seven 20-acre lode mining claims near Mesquite, in Clark County, Nevada. This property was acquired by F&H Mining in 1987, and in February 1997, F&H Mining was combined into Peeples Mining. Three composite samples from the top three feet tested by Metallurgical Research & Assay Laboratory indicate commercial quantities of precious metals, including gold, platinum, iridium, and osmium in approximately 1,050,000 tons of head ore. Maintenance of the mineral lease rights requires annual assessment work on the claims, for which approximately $500 per year is currently expended.

         In February 1997, the Company acquired 17 lode claims, including all mineral rights, on 360 acres of land in San Bernardino County, California, approximately 30 miles from Barstow, California. Such property includes a 600 foot deep shaft which operated from approximately 1920 until the late 1930s, when operations were suspended on account of shortages incident to World War II. Although not presently operating, the property was mined by high grading over the past 20 years. Only about one acre has been exploited by such operations.

B.       CONTRACTS TO ACQUIRE REAL ESTATE

         The Company has contracts with Rainbow Group and Senior Group (now R&S Group) calling for acquisition of certain properties described below. None of such acquisitions have been consummated, however, and Mr. Krilich, the former beneficial owner of Rainbow and Senior Groups, has filed an action against the Company to rescind such contracts, for breach of certain provisions in the contracts including entitlement to additional consideration, and for fraud. (See
Part II, Item 2--"Legal Proceedings".)

         Deeds to most of the Oakbrook Terrace property have been recorded in the name of R&S Group, which is owned by the Company, but not all of the property contracted for has been conveyed. Deeds to the Tennessee properties have been recorded in the names of Senior Group and Rainbow Group (now R&S Group), but Mr. Krilich has caused deeds to the same properties to be recorded purportedly conveying the properties to R.K. Company, which the Company believes is beneficially owned and/or controlled by him. The Company has filed lawsuits seeking conveyance of all the properties to it free and clear of any of any other interests or encumbrances, and seeking to set aside the conveyance to R.K. Company of the Tennessee properties. (See Part II, Item 2--"Legal Proceedings".) There can be no assurance, however, that the Company will ever effectively acquire such real estate. In the meantime, the Company is attempting to sell whatever interest it may have in certain of such real estate.

         The Company could encounter other problems in consummating the acquisition of some of the properties subject to its contracts with Rainbow and Senior Groups. In addition to the various lawsuits between the Company and Mr. Krilich, in September 1995, the U.S. District Court for the Northern District of Illinois entered an order enjoining Mr. Krilich and others from transferring, disposing of, or otherwise dealing with any property owned or controlled by Mr. Krilich in any way which would affect its value, without posting security in the amount of $20,000,000. (See Part II, Item 2--"Legal Proceedings".) It is the Company's position that its agreements with Rainbow and Senior Groups were executed before such order was entered, and that the Company had no information of any proceedings which could restrict its rights to acquire and deal with such properties. The effect of the order on conveyance of the properties subject to the Company's contracts with Rainbow and Senior Groups cannot yet be determined, but management believes that this issue will be resolved in the near future, by court proceedings if necessary.

         It had been agreed that, pending effectiveness of the Company's Exchange Act registration statement, the sellers would keep all income from the properties and pay all taxes and costs relating to maintenance of the properties; consequently, the Company would not be entitled to any income from such properties until February 1997, when its Exchange Act registration in fact became effective. The Company is seeking an accounting and payment from Mr. Krilich for all rents from such properties subsequent to February 4, 1997.

         A number of other disputes have arisen with respect to the obligations of the sellers, both of whom were controlled by Mr. Krilich at the time, under these agreements. (See Part II, Item 2--"Legal Proceedings".) It is contemplated that such disputes will be settled in connection with the above referenced litigation. Because of such disputes and litigation, the Company does not have reliable or current information with respect to acreage, size, rents, occupancy, lease terms, or insurance.

         The  Company's   contracts   call  for   conveyance  of  the  following
properties, all of which are subject of the lawsuits described in this report (see Part II, Item 2--"Legal Proceedings"):

         a. 26 rental town houses, a tennis court, and swimming pool, all part of a development known as Royce Renaissance, in Oakbrook Terrace, Illinois. 4,550,000 shares of the Company's common stock were issued for this property. Such property is now carried on the Company's books at a value of $3,863,130 based on a tax assessor's fair market value report.
         b. A three story office building, a restaurant/catering/banquet facility, a single story building formerly used as a model building for potential apartments, and approximately three acres of vacant land, all part of the Royce Renaissance development in Oakbrook Terrace, Illinois. The buildings require build-out and are presently unoccupied except for one half of the third floor, which is occupied by Mr. Krilich and/or certain affiliated companies. 9,915,500 shares were issued for the buildings, which are now carried at a value of $4,569,930 based on a tax assessor's fair market value report, and 221,778 shares were exchanged for the vacant land, which is carried at a value of $2,100,000 based on a tax appraiser's fair market value report. 292,750 shares were issued for a leasehold interest in half the third floor of the office building, for build-out, and occupancy for the anticipated time prior to the Company's Exchange Act registration. Such lease term and buildout was valued at $658,688. It had been intended that such space would be occupied by the Company, but build-out was never completed.
         c. A leasehold interest, believed to have six years remaining, in a property located in Northbrook, Illinois, currently leased to a motel known as The Sybris Inn. The Inn, consisting of 38 specialty cottages, is believed to be leased to an operator for more than $40,000 per month. 3,750,500 shares were issued for this interest, which is now carried on the Company's books at a value of $2,700,000 based on an appraisal performed by an independent certified appraiser in January 1992. Lease payments are currently being made to Royce Realty, an entity believed to be owned or controlled by Mr. Krilich.
         d. A 100% interest in the Lakemoor Country Club in the village of Lakemoor, Illinois, including the surrounding 155 acres, clubhouse, lakes, restaurant lease, etc. 2,888,889 shares were issued for this property, which is carried on the Company's books at a value of $359,758 based on management's belief as to the price paid by the seller. The Company is not aware of any operations at the club in 1995 or 1996, nor is it aware of any revenues from such property.
         e. The entire beneficial interest in Deer Park Trust, which owns a 45% interest in a shopping center located in Palatine, Illinois. 4,876,000 shares were issued for this interest, which is carried on the Company's books at a value of $6,689,596 based on management's belief as to the cost to seller of the land, buildings, and parking area. Payments are being made to the trustee, whom the Company believes is an attorney who represents Mr. Krilich in other matters.
         f. A site of approximately 6,200 square feet located in a strip mall in Schiller Park, Illinois, which includes leases for a Denny's Restaurant and a MaCleen's car wash. 4,500,000 shares were issued for this prop- erty, which is carried on the Company's books at a value of $1,207,207 based on management's estimate of the present value of future lease payments over approximately six years, less mortgage expense. The Company believes that title is currently in a land trust for the benefit of and/or controlled by Mr. Krilich, with rents being collected by Royce Realty.
         g. 12 acres of undeveloped land zoned commercial, near Stirling Road and Route I-95, in Dania, Florida. 12,500,000 shares were issued for this property, which is carried on the Company's books at $1,618,103 based on management's belief as to the price paid by seller. A portion of this property is subject to a joint development agreement between R&S Group and Fairdan Suites, Inc., for development of a hotel (see Part I, Item 1--"Description of Business"), but the pending litigation will not permit the project to move forward.
         h. A 73% interest in the land containing the golf course and club building for Country Lakes Country Club in Naperville, Illinois. 6,222,222 shares were issued for this interest, which is carried on the Company's books at $2,684,779, based on a tax assessor's fair market value report. Food and beverage operations are believed to be leased to a third party for approximately $10,000 per month. Subsequent to execution of the Company's contract, the property was found to be subject to forfeiture in proceedings against Mr. Krilich (see
                  Part II, Item 2--"Legal Proceedings").
         i. A water and sewage disposal facility at Lakemoor, Illinois, which was to serve the Lakemoor Country Club and a 500 unit apartment complex. 1,244,444 shares were issued for this property; no value is placed on this property for financial statement purposes on account of the Com- pany's inability to find any information on which to base a value. The facility is not currently fully operational because the necessary permits were either not issued or expired, and is the subject of injunction proceedings filed by the Illinois Environmental Protection Agency. (See Part II, Item 2--"Legal Proceedings".)
         j. A restaurant site approximately 6,200 square feet) located at Lawrence Avenue and River Road, Schiller Park, Illinois. 355,556 shares were issued for this property, which is carried on the Company's books at $627,789 based on the price paid by seller.
         k. Approximately 419 acres of vacant land in Galatin, Tennessee. 15,555,556 shares were issued for that portion suitable for subdivision into single-family building lots. 25,500,000 shares were issued for those portions planned for development of a golf course, clubhouse, marina, apartments and a hotel. The property is carried on the Company's books at $16,000,000 based on a pending contract for sale, which is subject to the Company's ability to deliver clear title.
         l. Oakbrook Terrace Utility Service, servicing the Royce Renaissance Center and a 17 story office building known as Lincoln Centre.

                  1,244,444 shares were issued for this property, which is carried at $408,000 based on management's belief as to the price paid by seller.
         m. Approximately 58 acres of undeveloped land zoned commercial on Dickerson Road, in Nashville, Tennessee. 25,300,000 shares were issued for this property, which is carried at $1,659,900 based on a tax appraiser's fair market value report.
         n. A 50% interest in a parcel of land just off Route 70 near Bellevue, Tennessee, and approximately 24 acres of land adjoining such parcel, for which 3,200,000 shares were issued. 1,500,000 shares were issued for an adjoining 1,500 acres deemed suitable for development with single family homes, and 500,000 shares were issued for a small commercial site adjoining such parcel. The Company carries these properties at $800,400 based on a tax assessor's fair market value report, at which price the properties are listed for sale. Notwithstand- ing the Company's contract, this property was recently recorded by Mr. Krilich in the name of R.K. Company, and in February 1997, five acres of the 29 acres to a third party for $174,000.

         The Company did not obtain appraisals of such properties; in some cases letters from real estate professionals as to the value of the properties to be acquired were supplied by Mr. Krilich; in other cases representations of Mr. Krilich were relied upon. In some cases, the exchange price was based on anticipated income from the property following development.

          The Company believes that, in most cases, material misrepresentations were made as to value and/or other facts about such properties, and that in many cases, clear title cannot be obtained. As part of the pending litigation, the Company will attempt to adjust the number of shares issued or to be issued to the fair market value of each property, but there can be no assurance that the courts will find in favor of the Company. (See Part II, Item 2--"Legal Proceedings".)

         The shopping center in Pallatine, Illinois, is managed by the joint venture partner; in most other cases where management is required, properties are currently managed by Royce Realty, whose sole stockholder is believed to be R.K. Company, a stockholder of the Company, or Mr. Krilich, also a stockholder of the Company. (See Part I, Item 7--"Certain Relationships and Related Transactions".) In the event the acquisitions are consummated, the Company plans to sell some properties and perhaps develop some properties as financing permits. Other properties may be leased to others with a requirement that the property be developed. In addition, the Company would terminate any interest or involvement of Royce Realty in any of the properties and establish a new management team to manage its properties.

C.       OFFICES

         The Company's executive offices are located in suite 22F, 100 North Arlington, Reno, Nevada, where it occupies two offices and a store room provided by the Company's president, Mr. Furlong, without rent. Mr. Furlong also provides an office in his house at 1030 Arabian Drive, Loxahatchee, Florida, for which it pays no rent. (See Part I, Item 7--Certain Relationships and Related Transactions".)

D.       OTHER PROPERTY

         Through its subsidiary Peeples Mining, the Company owns certain mining equipment, including washer and concentrating equipment, loaders, a bulldozer, and trucks, which the Company values at approximately $410,000. As a result of its combination with F&H Mining, Peeples also owns certain equipment for leaching and testing head ores, valued at approximately $86,000.

         As part of its agreement with Senior Group in June 1994, the Company acquired a 50% interest in Rainbow Air Corporation, which the Company believes owns a 63 foot Sunseeker boat, a 50% interest in a Hawker aircraft, and a 50% interest in a 110 foot Christenson motor yacht named R Rendezvous, located in Ft. Lauderdale, Florida. A net of 2,094,889 shares were issued for the interest in Rainbow Air Corporation, to which no value is ascribed due to lack of records. The Company also owns directly a 50% interest in the R Rendezvous, for which it paid 1,333,333 shares. The Company's interest in this yacht, aggregating 75%, is carried at $688,608 based on management's estimate of the present value of estimated charter revenues. Management currently plans to use the R Rendezvous for charter cruises and for promotional purposes. The Company is in the process of reevaluating these transaction to ensure that the number of shares issued accurately reflect the intent of the parties. Such properties are also the subject of the legal proceedings between Mr. Krilich and the Company.


ITEM 4.             SECURITY OWNERSHIP OF CERTAIN
                  BENEFICIAL OWNERS AND MANAGEMENT

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

         The following table sets forth certain information with respect to the beneficial ownership of each person who is known to the Company to be the beneficial owner of more than 5% of the Company's Common Stock as of July 31, 1997.

    (1)           (2)                                    (3)              (4)
  Title    Name and Address                         Amount and Nature   Percent
    of      of Beneficial                            of Beneficial        of
  Class         Owner                                 Ownership(1)(2)   Class(2)
  -----   ----------------                           -----------         -----
Common   Robert R. Krilich, Sr.                      194,875,693(3)      23.6%
Stock    1000 Royce Road
         Oakbrook Terrace, IL   60181

Common   The R.K. Company                            193,202,962(4)      23.3%
Stock    1000 Royce Boulevard
         Oakbrook Terrace, IL   60181

Common   Zarzion, Ltd.                               462,737,143(5)      55.9%
Stock    c/o Ms. Carole Aronson, President (U.S.)
         8250 Clyde Road
         Fenton, MI   48430

Common   Maurice W. Furlong Sr.                      497,804,020(6)(7)   60.2%
Stock    100 North Arlington (ste. 22F)
         Reno, NV   89501

------------------

1 Unless otherwise noted, the security ownership disclosed in this table is of record and beneficial.
2 Under Rule 13-d under the Exchange Act, shares not outstanding but subject to options, warrants, rights, or conversion privileges pursuant to which such shares may be acquired in the next 60 days are deemed to be outstanding for the purpose of computing the percentage of outstanding shares owned by the persons having such rights, but are not deemed outstanding for the purpose of computing the percentage for any other person.
3 Includes 193,202,962 shares assigned to R.K. Company, a common law business organization believed to be wholly owned and/or controlled by Mr. Krilich (see note 4). Also includes 3,333 shares registered in the name of Robin Keel, Mr. Krilich's daughter; 77,233 shares registered in the name of Robert R. Krilich, Jr., Mr. Krilich's son; 255,332 shares registered in the name of Barbara L. Krilich, Mr. Krilich's daughter; 3,333 shares registered in the name of Richard Krilich, Mr. Krilich's son; 3,333 shares registered in the names of Gregory and Roseann Loesch, Mr. Krilich's daughter and son-in-law; 10,000 shares registered in the name of Richard Gaydo, Mr. Krilich's uncle; 500 shares registered in the name of Alexis L. Schnakenburg, Mr. Krilich's granddaughter;  3,333 shares  registered  in the name of Karl and Sandy
         Schnakenburg,   Mr.  Krilich's  daughter  and  son-in-law;  500  shares
         registered in the name of Kyle Schnakenburg, Mr. Krilich's grandson; and 50,000 shares registered in the name of Debbie and John Sebek, Mr. Krilich's daughter and son-in-law.
4 Includes 171,202,962 shares currently registered in the name of Rainbow Group and Senior Group, to whom they were issued in accordance with the 1994 Stock Exchange Agreements pursuant to which certain real estate and other properties were acquired from such entities. In November 1995, following the merger of Rainbow and Senior Groups into R&S Group, which is owned by the Company, such shares were assigned to R.K. Company, an affiliate of Mr. Krilich. Transfer of the properties for which such shares were assigned to R.K. Company is currently the subject of litigation (see Part II, Item 2--"Legal Proceedings"), and transfer of such shares to R.K. Company has not yet been requested. The Company contends such shares are subject to a constructive trust pending consummation and transfer of the properties subject of such contracts.
5 Includes 375,000,000 shares issued in February 1997 in exchange for mining properties in California. As to voting rights, see footnote 7.
6 Includes 4,164,685 shares owned by Cynthia Ann Furlong, Mr. Furlong's spouse; 27,000,000 shares owned by The Furlong Family Trust; 32,358 shares owned by Craig Furlong, Mr. Furlong's son; 50,000 shares owned by Valarie Furlong, Mr. Furlong's daughter-in-law; 40,000 shares owned by Shirley Scott, Craig Furlong's mother-in-law; and 3,333 shares owned by Billy Scott, Craig Furlong's brother-in-law.
7 Includes 462,737,143 shares registered in the name of Zarzion, Ltd., as to which Mr. Furlong has voting control pursuant to a voting trust agreement with Zarzion, Ltd., dated April 21, 1997. Such agreement expires in February 2007.

SECURITY OWNERSHIP OF MANAGEMENT

         The following table sets forth certain information with respect to the beneficial ownership of each officer and director, and of all directors and executive officers as a group as of July 31, 1997.

   (1)             (2)                                    (3)             (4)
 Title    Name and Address                         Amount and Nature    Percent
   of      of Beneficial                            of Beneficial         of
 Class         Owner                                  Ownership(1)(2)   Class(2)
 -----   ------------------                       ------------------    -----
Common   Maurice W. Furlong Sr.                     497,804,020(3)       59.9%
Stock    100 North Arlington (ste. 22F)
         Reno, NV   89501

Common   Michael J. Pietrzak                             82,334           *
Stock    289 S. President Street
         Carol Stream, IL  60188

Common   Alexander H. Walker, III                       250,000           *
Stock    57 West 200 South (no. 400)
         Salt Lake City, UT  84101

         All officers and directors                 498,636,354(3)       60.0%
                  as a group (three persons)

-----------------
*        Indicates less than 1%.
1 Unless otherwise noted, the security ownership disclosed in this table is of record and beneficial.
2 In accordance with Rule 13-d under the Exchange Act, shares not outstanding but subject to options, warrants, rights, or conversion privileges pursuant to which such shares may be acquired in the next 60 days are deemed to be outstanding for the purpose of computing the percentage of outstanding shares owned by the persons having such rights, but are not deemed outstanding for the purpose of computing the percentage for any other person.
3 Includes 462,737,143 shares beneficially owned by Zarzion, Ltd, as to which Mr. Furlong has voting rights, and other shares beneficially owned by members of his family. See footnotes 7 and 8 in previous table. Does not include 94,389,299 shares registered in the name of Rainbow Group and 73,813,663 shares registered in the name of Senior Group, now combined into R&S Group, which have been assigned to R.K. Company but not yet transferred on the books of the Company. Mr. Furlong controls R&S Group on behalf of the Company, which is its beneficial owner.

         In April 1997, Zarzion, Ltd., entered into a voting trust agreement with Mr. Furlong, pursuant to which Mr. Furlong is entitled to vote the 462,737,143 shares of the Company's stock registered in Zarzion's name until February 2007. Such agreement was entered into between Zarzion and Mr. Furlong individually, and had no relationship to the purchase of Zarzion, Ltd.'s California mining property which took place in February 1997. Zarzion, Ltd. is a Bahamian corporation organized under the laws of Nevis, and is owned and managed by individuals unrelated to the Company.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

DIRECTORS AND EXECUTIVE OFFICERS

         As of July 31, 1997, the directors and executive officers of the Company, their ages, positions in the Company, the dates of their initial election or appointment as director or executive officer, and the expiration of the terms as directors are as follows. Directors are elected at its annual meeting of stockholders and hold office until their successors are elected and qualified. The Company's officers are appointed annually by the Board of Directors and serve at the pleasure of the Board.

                                                                                 Term as
                                                                                 Director
Name                        Age        Positions Held                            Expires
----                        ---        --------------                            -------

Maurice F. Furlong           48        Chairman of the Board of Directors,        1997
                                       Chief Executive Officer and President

Michael J. Pietrzak          48        Director, Secretary                        1997

Alexander H. Walker, III     36        Director                                   1997


         Maurice W. Furlong, 48, has been the Company's President, Chief Executive Officer, and Chairman since November 1984. Mr. Furlong was also the founder of and a consultant to F&H Mining. From 1981 to 1984, he was a business consultant to R.F. Scientific, Inc. Mr. Furlong has been active in business development and capitalization for a number of public companies, including companies involved in satellite communications, music recording, motion picture production and distribution, and chiropractic medicine. He was founder of The American Music News, a nationally distributed music news publication of which he served as president from 1979 through 1985. Also from 1979 through 1983, Mr. Furlong was a sales and marketing consultant for Koala Record Co., a record company in Hendersonville, Tennessee. From 1976 through 1979, he was president of Hunter's International Manufacturing Co., a manufacturer and wholesaler of sporting goods. From 1968 through 1976, he was the owner of Furlong Contract Construction Co., a general contractor in residential construction in Winan, Michigan. Mr. Furlong is the subject of several court proceedings and cease and desist orders relating to the sale of securities. (See "Certain Legal Proceedings Involving Directors and Officers" below.)

         Michael J. Pietrzak, 48, has been a Director and Secretary of the Company since November 1996. Mr. Pietrzak is an attorney licensed in the State of Illinois with a background in business law, and has provided legal and business guidance to corporate and other business entities on a variety of issues, including real estate, health care, mining, entertainment, environmental matters, finance, international business organization, and banking. He has also counseled clients with respect to litigation, mergers and acquisitions, general issues relating to corporations and other types of business entities, employment issues, state and federal regulations, copyrights and trademarks, marketing, and advertising. He currently works full time for the Company.

         Alexander H. Walker, III, 36, has been a Director of the Company since November 1996. From 1987 through 1993, Mr. Walker practiced law with the firm of Van Wagoner & Stevens, in Salt Lake City, Utah. Since 1993, he has practiced in his own firm and as a sole practitioner, focusing primarily on business and securities litigation. Mr. Walker also has performed securities transactional and general corporate/business work for clients in a variety of industries, including home health care, demolition blasting, dry cleaning, golf course construction and operations, auto parts sales, and dental implant sales and fabricating.

         None of the Company's Directors are directors of other reporting companies.

         There are no family relationships between the directors, executive officers or with any person under consideration for nomination as a director or appointment as an executive officer of the Company.

SIGNIFICANT EMPLOYEES AND CONSULTANTS

         The Company currently has no employees except for certain officers and directors. Although certain individuals, including Mr. Furlong, have devoted substantial time and energy to the Company's operations, these individuals have not been compensated by the Company. In November 1996, Messrs. Pietrzak and Walker and Mrs. Barbara L. Krilich received stock from the Company as an incentive to becoming directors (no services being required), and each has received some compensation, including professional fees, from certain third parties who will not be reimbursed by the Company. The Company is not a party to any collective bargaining agreement.

         In January 1996, the Company entered into an agreement with Mr. Krilich, pursuant to which Mr. Krilich was to provide advice and consulting services with respect to management and organization of the Company, its financial policies, real estate development and financing arrangements, and other matters arising out of the Company's business. The Company agreed to pay Krilich on a per-project basis, each project to be chosen and assigned by the Company. The agreement is for a 10-year period with automatic renewal periods of 10 years each, which renewals are at the option of the consultant. The fee to be paid to Mr. Krilich has yet to be determined, but it was agreed that he would not be entitled to any payment until seven months after the effective date of the Company's Exchange Act registration. In light of the disputes which have arisen between Mr. Krilich and the Company and its management, it is unlikely that the Company will call on Mr. Krilich's services. As a precautionary measure, the Company has sent written notice to Mr. Krilich stating he has no authority to act on the Company's behalf for any purpose.

CERTAIN LEGAL PROCEEDINGS INVOLVING DIRECTORS AND OFFICERS

         In December 1994, the Securities Commissioner for South Carolina entered an Order to Cease and Desist from Selling Unregistered Securities and Notice of Right to Hearing in an administrative proceeding before the South Carolina Securities Division against the Company, Maurice Furlong, Craig Furlong, and James Troester. At the time in question, Messrs. Furlong, Furlong, and Troester were officers of the Company. Such order contained allegations of sales of unregistered securities, sales of securities by unregistered agents, and fraud in the sale of securities. The order denied the availability of exemptions from registration requirements under South Carolina law with respect to certain transactions involving the sale of the Company's stock in South Carolina; ordered the respondents to cease and desist from issuing, offering, and selling securities issued by the Company to persons in South Carolina until the respondents became licensed broker-dealers or agents; and prohibited respondents from making any offer or sale of any security to any entity or person in South Carolina by means of false or fraudulent sales practices.

         In March 1994, in an action brought by the Tennessee Securities Division, the Commissioner of Commerce and Insurance for Tennessee entered an Order to Cease and Desist whereby the Company, its predecessor, SCN Ltd, and Maurice Furlong, James Troester, and certain others were ordered to cease and desist from (i) the further offer or sale of stock subscriptions of the Company from, to or into the State of Tennessee until such time as such securities are effectively registered with the Tennessee Securities Division; (ii) conduct as a broker/dealer in Tennessee until such time as such person are effectively registered with the Tennessee Securities Division; (iii) advertising stock subscriptions; (iv) making any untrue statement of a material fact or failing to state a material fact necessary in order to make the statements made, in the light of circumstances in which they are made, not misleading; and (v) aiding, abetting, or helping any of the respondents in any of such violations.

         In 1988, the U.S. District Court for the Middle District of Tennessee entered a Final Judgment of Final Injunction against the Company and its then officers and directors (including Messrs. Furlong, Furlong, and Troester) enjoining the them from, among other things, offering or selling common stock of SCN Ltd. unless and until a registration statement has been filed with the Securities and Exchange Commission as to such securities and from employing any device scheme or artifice to defraud in connection with the sale of SCN common stock.

         None of the Company's Directors or executive officers have, in the past five years, been (i) involved in any bankruptcy proceedings or (ii) subject to criminal proceedings or convicted of a criminal act, and, except as indicated above, none of the Company's Directors or executive officers have, in the past five years, been (iii) subject to any order, judgment, or decree entered by any Court for violating any laws relating to business securities or banking activities; or (iv) subject to any order for violation of federal or state securities laws or commodities laws.


ITEM 6.  EXECUTIVE COMPENSATION

         The following table sets forth the compensation paid or accrued by the Company during the years ended December 31, 1996, 1995 and 1994 to the Company's Chief Executive Officer and other officers and Directors whose compensation exceeded $100,000 in any one year.


                           SUMMARY COMPENSATION TABLE

                             Long Term Compensation
                                                     ----------------------------
                           Annual Compensation             Awards        Payouts
                         -----------------------     -----------------  ---------
         (a)             (b)       (c)       (e)       (f)       (g)       (h)          (i)
                                            Other    Restrict                         All other
                                            annual   ed stock  Options/   LTIP         compen-
Name and prin-                              comp.    awards     SARs     payouts       sation
cipal  position         Year       Salary   ($)        ($)       (#)       ($)          ($)
---------------         ----       ------   ----      ----      ----      ----          ---
Maurice Furlong,        1996        -0-     -0-       -0-       -0-       -0-           -0-
CEO and Chair-          1995        -0-     -0-       -0-       -0-       -0-           -0-
man                     1994        -0-     -0-       -0-       -0-       -0-           -0-


         There were no options granted in the last fiscal year to any of the Company's officers or Directors.

COMPENSATION OF DIRECTORS

         Members of the Board of Directors do not receive cash compensation for their services as Directors, except that, as an incentive to their becoming members of the board, 750,000 shares were issued to three new members in November 1996. In addition, Directors are not presently reimbursed for expenses incurred in attending Board meetings.

         On November 1, 1996, Mr. Pietrzak, Ms. Krilich, and Mr. Walker were each awarded 250,000 shares of the Company's common stock as compensation for becoming directors.


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Certain individuals interested in the Company's success have contributed and continue to contribute time, office space, and travel, telephone, compensation to independent consultants and professionals, and other expenses, without compensation or reimbursement.

         In March 1994, the Company agreed to acquire all the outstanding stock of F&H Mining in exchange for stock of the Company (see Part I, Item 1--"Description of Business"). At the time of such agreement, members of the family of Maurice Furlong, the Company's President and Chairman, owned stock in F&H, and Mr. Furlong's son, Craig Furlong, was F&H's president. In connection with such transaction, Maurice Furlong received 12,000,000 shares of the Company's common stock. Such transaction cannot be deemed to have been negotiated at arms length. In the opinion of the Company's management, the terms of such agreement were as favorable to the Company as would be available from an unrelated third party.

         Barbara L. Krilich, who served as the Company's Treasurer and a Director from November 1996 through April 1997, is the daughter of Robert R. Krilich, Sr. In November 1997, Ms. Krilich received 250,000 shares of the Company's common stock without any obligation to perform future services, as an incentive to becoming a member of the Company's board of directors. While Ms. Krilich was not a director or officer at the time the Company entered into the agreements for purchase of the Senior Group and Rainbow Group properties, or at the time the Company entered into the consulting contract with her father, her relationship to Mr. Krilich created a conflict of interest by virtue of the Company's pending disputes relating to the acquisition of such real estate and the disposition to be made of Mr. Krilich's consulting contract. Because of such conflicts, Ms. Krilich resigned from the Board of Directors and as an officer of the Company on May 5, 1997.

         In November 1995, the Company borrowed $462,809 from Mr. Krilich's affiliate, R.K. Company. Such loan is represented by two notes which were due in May 1996, with interest at 10%. Approximately $195,000 of such notes was used as down payment on a contract to purchase a mining property which was subsequently cancelled. In March 1997, the Company repaid R.K. Company such $195,000. Payment of the balance due on these notes is overdue, and is accruing interest at the rate of 18% per annum.

         At the time the Company entered into its initial agreements with Senior Group and Rainbow Group for the acquisition of real estate in exchange for shares of the Company's common stock, Robert R. Krilich, Sr., was the beneficial owner and controlling person of such entities, but he was not at that time an officer, director, or significant stockholder of the Company.

         At the time the Company entered into the agreement with Mr. Krilich for consulting services, Mr. Krilich was the owner of a substantial portion of the Company's outstanding common stock. Such agreement was made in the context of negotiations on acquisition of the Company's real estate, and should not be considered independently.

         Most of the properties to be acquired by the Company pursuant to the Stock Exchange Agreements with Senior Group and Rainbow Group are currently managed by Royce Realty, an Illinois corporation which has been in the business of managing real estate since the mid-1960's. It is the Company's understanding that R.K. Company and/or Mr. Krilich, major shareholders of the Company, may be the controlling shareholder(s) of Royce Realty, and that Mr. Krilich is the beneficial owner of and/or controls R.K. Company. The arrangements with Royce Realty were entered into by Senior and Rainbow Groups before the Company controlled them or either of them. The Company's Illinois lawsuit includes a demand for termination of Royce Realty's and Mr. Krilich's interest in and control of the properties assigned to R&S Group. (See Part II, Item 2--"Legal Proceedings".)

         Mr. Pietrzak, a Director of the Company and its Secretary, also provides legal services to the Company. In November 1997, Mr. Pietrzak received 250,000 shares of the Company's common stock without any obligation to perform future services, as an incentive to becoming a member of the Company's Board of Directors. From 1992 to 1996, Mr. Pietrzak also served as counsel to Royce Realty and to various other business organizations owned or controlled by Mr. Krilich, including Senior Group and Rainbow Group. In November 1996, Mr. Pietrzak severed all relationships with Mr. Krilich and his organizations, and commenced full-time employment with the Company. Such previous relationships could create a conflict of interest with respect to the disputes between the Company and Mr. Krilich.

         Mr. Walker, a Director of the Company, also provides legal services to the Company. In November 1997, Mr. Walker received 250,000 shares of the Company's common stock without any obligation to perform future services, as an incentive to becoming a member of the Com- pany's Board of Directors.

         In March 1994, the Company entered into agreements to acquire all the issued and outstanding stock of Academy for Mathematics and Science, which owned two learning centers in Toronto, Ontario. The centers were operated by Ms. Jacqueline Jordan, the wife of Mr. William Jackson, a consultant to the Company; a third center was planned to be opened in the United States. 1,200,000 shares were issued for these properties, 400,000 shares being allocated for each. Consummation of these transactions was contingent on a number of contingencies and subject to a number of conditions subsequent. In January 1997, it was mutually agreed that the Company should not acquire the two learning centers in Toronto. Mr. Jackson has returned the 800,000 shares received for these centers, and has agreed to commit $50,000 towards the establishment of a new center in Reno, Nevada, under the name "Learning Centers of America". (See Part I, Item 1--"Description of Business".)

         At the time the Company issued 375,000,000 shares of its stock to Zarzion, Ltd., in exchange for its 17 lode claims in California, Zarzion, Ltd., was the owner of approximately 87,737,143 shares, or approximately 21% of the Company's issued and outstanding shares. Notwithstanding this interest, the Company believes the terms of such acquisition were as favorable as would have been obtainable from a third party in an arms length transaction.

         In February 1997, the Company's acquisition of NMC became effective. As of March 31, 1997, NMC was indebted to Alcy Baggott, its chief executive officer, for $402,135. Between

July 1996 and January 1997, Mr. Furlong made one loan of $25,000 and three loans of $20,000 to NMC, each of which was repaid within approximately 10 days.


ITEM 8.  DESCRIPTION OF SECURITIES.

         The Company's articles of incorporation currently provide that the Company is authorized to issue 1,100,000,000 shares of capital stock, consisting of 900,000,000 shares of common stock, par value $.001 per shares, and 200,000,000 shares of preferred stock. As of July 31, 1997, 827,485,297 shares of common stock were outstanding; no preferred stock was outstanding at such date.

COMMON STOCK

         Each holder of record of the Company's common stock is entitled to one vote per share in the election of the Company's directors and all other matters submitted to the Company's stockholders for a vote. Holders of the Company's common stock are also entitled to share ratably in all dividends when, as, and if declared by the Company's Board of Directors from funds legally available therefor, and to share ratably in all assets available for distribution to the Company's stockholders upon liquidation or dissolution, subject in both cases to any preference that may be applicable to any outstanding preferred stock. There are no preemptive rights to subscribe to any of the Company's securities, and no conversion rights or sinking fund provisions applicable to the common stock.

         Neither the Company's articles of incorporation nor its bylaws provide for cumulative voting. Accordingly, persons who own or control a majority of the shares outstanding may elect all of the Company's directors, and persons owning less than a majority could be foreclosed from electing any.

PREFERRED STOCK

         The Company is authorized to issue preferred stock from time to time, in one or more classes or series, each class or series to have such voting rights, designations, preferences, and relative rights as may be fixed by the board of directors. The consent or approval of the Company's stockholders is not required. The preferred stock may rank senior to the common stock with respect to dividends, distributions in liquidation or dissolution, or both, and may have extraordinary or limited voting rights. There is no such stock presently outstanding.

                                     PART II

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
         COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

MARKET INFORMATION

         The Company's stock is currently traded over the counter. Quotations are carried on the National Association of Securities Dealers, Inc.'s "Bulletin Board" under the symbol "HCCA".

         The following table sets forth the range of high and low bid prices for the Company's common stock for the indicated periods as reported by NASDAQ's Bulletin Board research service. Such quotations reflect inter-dealer prices without retail markup, markdown or commission, and may not necessarily represent actual transactions:

                                                 High Bid       Low Bid
                                                 --------       -------
         1997
                  Quarter ended June 30          $  .105        $  .021
                  Quarter ended March 31            .47            .10
         1996
                  Quarter ended December 31      $  .60         $  .17
                  Quarter ended September 30       1.50            .50
                  Quarter ended June 30            2.10            .50
                  Quarter ended March 31           2.00           1.25
         1995
                  Quarter ended December 31      $ 3.10         $ 1.25
                  Quarter ended September 30       2.05           1.06
                  Quarter ended June 30            2.00           1.31
                  Quarter ended March 31           2.25            .50

HOLDERS

         The approximate number of record holders of the Company's common stock as of May 5, 1997, was 1,242.

DIVIDENDS

         The Company has never paid cash dividends on its common stock and does not intend to do so in the foreseeable future. The Company currently intends to retain any earnings for the operation and expansion of its business.


ITEM 2.  LEGAL PROCEEDINGS

A.  MAR-PRO TRANSACTION

         In September 1996, the Company brought an action against Mar-Pro Services, Ltd., an Irish corporation ("MarPro"), Asset Resource Management, and Robin Rood IV, in the Second Judicial District Court, Washoe County, Nevada, to rescind the purchase of certain ore concentrates by the Company.

         In March and August of 1995, the Registrant entered into two agreements for the purchase of a total of 150 tons of ore materials represented to be highly concentrated. 41,749,500 shares were issued for this ore, whose value was represented to be in excess of $100,000,000. The first agreement, dated March 15, 1995, was with Mr. Rood doing business as Asset Resource Management; under that agreement, the Company purchased what was represented to be 80 tons of concentrated ore material with a value of approximately $55,000,000; the second agreement was with Asset Resource Management and Mar-Pro, pursuant to which the Company purchased what was represented to be an additional 70 tons, with a value in excess of $45,000,000. The concentrate was delivered by Mar-Pro and is stored in sealed and numbered containers at warehouses in Las Vegas, Nevada, and Long Beach, California.

         The Company's suit alleges that the concentrate delivered by Mar-Pro and Asset Resource Management did not assay at the value represented by Mar-Pro and Mr. Rood, but on the contrary has no value at all. In October 1996, the Company obtained a preliminary injunction enjoining the transfer of the Company's stock issued in connection with such transactions. The Company has cancelled the 41,749,500 shares issued in connection with such transactions, and such shares are no longer listed as outstanding in the Company's books and records.

B.       ACTIONS BETWEEN THE COMPANY AND ROBERT R. KRILICH, SR. AND AFFILIATES

         As pointed out above (see Part I, Item 3--"Description of Property"), the Company asserts that its right to the properties and income from the properties subject of its contract(s) with Senior Group and Rainbow Group (now R&S Group) has now vested, but the persons controlling such properties have filed an action to rescind the Company's agreements relating to such real estate, and continue to retain the revenues from such properties. While deeds have been delivered made out to Rainbow Group and/or Senior Group (now R&S Group), such deeds have not, with the exception of deeds to certain properties in Tennessee and Oakbrook Terrace, Illinois, been recorded because of the pending litigation and because of court orders against Mr. Krilich. In connection with the pending litigation, the Company intends to seek an adjustment of the number of shares due Mr. Krilich and his affiliates where it appears that the property was grossly overvalued or clear title cannot be obtained, including shares previously issued as well as shares allegedly due on account of declines in the market price for the Company's stock.

         In April 1997, the Company (through its wholly owned division, R&S Group) and Maurice Furlong, individually and as a director/trustee of R&S Group, filed a law suit in the Circuit Court of DuPage County, Illinois, against Royce Realty, Mr. Krilich, R.K. Company, Senior Group, Rainbow Group, and others. Such action seeks a declaration that R&S Group is the sole owner of any all real and personal property owned by Rainbow Group and Senior Group, a constructive trust on the rents and income obtained from the properties assigned to R&S Group, an accounting for such rents, delivery of the proper deeds, bills of sale, and documents of title to the personal and real property assigned to R&S Group, and punitive damages. The Company also filed actions in Tennessee to quiet title to those properties located in Tennessee; such action is now pending in the U.S. District Court for the Middle District of Tennessee.

         In June 1997, Mr. Krilich, R.K. Company, and Royce Realty filed a law suit in the Circuit Court of DuPage County, Illinois, for relief and damages against the Company, Mr. Furlong, Mr. Pietrzak, James Troester, and R&S Group. Such action alleges breach of the Com- pany's obligations (i) to issue all the stock required to be issued under the Company's contracts with Rainbow and Senior Groups, (ii) failure to issue additional stock to Rainbow and Senior
Groups to make up for the subsequent decline in the market price for the Company's stock, (iii) failure to finance construction at Renaissance Center at Oakbrook Terrace, (iv) failure to pay

Rainbow Air's operating expenses, (v) failure to finance construction and operations at certain properties (Lakemoor Country Club and Renaissance Center) transferred by Rainbow Group, (vi) failure to finance property in Aspen Colorado, and (vii) failure to remove transfer restrictions from plaintiff's stock. Plaintiffs demand rescission of the contracts with Senior and Rainbow Groups. Plaintiffs further allege fraud on the basis that the defendants never intended to perform their obligations under the contracts sued on, misrepresented who would control R&S Group following merger of the Senior and Rainbow Groups, and alleges that Mr. Pietrzak received compensation from the Company at the same time he was being compensated by Mr. Krilich. Plaintiffs seek findings that defendants are in default of the contracts with Rainbow and Senior Groups, rescission of such contracts and conveyance of the beneficial interests in Rainbow and Senior Groups to Mr. Krilich, an injunction against Mr. Pietrzak from performing services for any other person in matters involving Mr. Krilich. While admitting that certain payments to which plaintiffs might be entitled have yet to be made, defendants deny any wrongdoing and aver that the contracts are binding, subject to set-offs for misrepresentations made by the sellers and seller's inability to deliver certain titles. Mr. Pietrzak avers that Mr. Krilich was aware that his services were to document agreements which had been negotiated by the parties, and that Mr. Krilich was fully aware that Mr. Pietrzak was working for the Company as well as himself and at various times had directed Mr. Pietrzak to perform services involving both parties.

         R.K. Company's action also alleges indebtedness on the part of the Company in the amount of $3,100,000 and the value of 58,000,000 shares of its common stock as of September 29, 1995, plus "vexatious interest". The Company denies any such indebtedness, for the reason that the third persons party to such contracts refused to perform, for which reason they were valueless. R.K. Company's action also alleges indebtedness on the part of the Company in the amount of $1,000,000 and the value of 40,000,000 shares of its common stock as of September 29, 1995, plus interest. The Company denies any such indebtedness, for the reason that the third persons party to such contracts refused to perform, for which reason they were valueless. R.K. Company's action also alleges indebtedness on the part of the Company for the value of 17,187,500 shares of the Company's stock as of July 13, 1996, plus $1,000,000 exemplary damages, for cancellation of 17,187,500 shares issued to Mar-Pro and assigned to R.K. Company. Such shares were cancelled as a set off of certain indebtedness to the Company on the part of Mar-Pro. See "Mar-Pro Transaction", Subsection A above.

         R.K. Company also alleges indebtedness on the part of the Company in the amount of $771,474 on account of various unpaid loans and notes. Mr. Krilich's action also alleges indebtedness on the part of the Company in the amount of $8,351 on account of certain advances made by him in connection with the proposed project in Mexico. It is the Company's position that the parties were to absorb their own expenses, and that it never agreed to pay those of Mr. Krilich. Mr. Krilich's action also alleges indebtedness on the part of the Company and Mr. Furlong in the amount of $153,560 on account of a purported agreement by them to service the debt on certain real estate pursuant to a letter of intent for purchase of such property, which agreement the Company and Mr. Furlong deny. Mr. Krilich and Royce Realty also allege indebtedness on the part of the Company in the amount of $60,538 for various secretarial, security, and other services. All of such allegations are denied by the Company.

         Mr. Krilich's action also alleges indebtedness on the part of Mr. Furlong in the amount of $42,350 on account of various unpaid loans and notes, $10,000 for certain stock paid for but not delivered, and $48,790 for unpaid rent. Mr. Furlong denies such indebtedness, alleging that all such payments were for services relating to the real estate for which Mr. Krilich was responsible pending transfer to the Company, and that no rent was payable inasmuch as Mr. Furlong had fully paid such rent through such time as Mr. Krilich transferred the property to the

Company. Mr. Krilich's action also alleges indebtedness on the part of Mr. Furlong for the value of 50,000,000 shares of the Company's stock as of June 1996, plus $1,000,000 exemplary damages, for shares delivered to Mr. Furlong for use as security for a loan unrelated to Company business from a third party; Mr. Furlong denies that such shares were loaned and rather reflected Mr. Krilich's contribution to stock to be transferred to others. See "Mar-Pro Transaction", Subsection A above.

         In June 1997, Rainbow Air Corporation ("Rainbow Air"), an affiliate of Mr. Krilich, filed a law suit in the Circuit Court of DuPage County, Illinois, against the Company and Mr. Furlong for $3,712,091 on account of a yacht charter agreement. The Company denies that any payments remain due to Rainbow Air, it being management's belief that Rainbow Air is 50% owned by the Company, and that all payments due have been made in the form of shares of the Company's stock as contemplated by the parties' agreement. (See Part I, Item 3--"Description of Property".)

         Management cannot predict the outcome of these actions, nor what effect they might have on the Company. Management doubts that an adverse decision with respect to the real estate would result in a judgment for money damages against the Company, and believes that in the event the contracts with Rainbow and Senior Groups were held to be terminated for lack of performance or otherwise, the Company would lose its rights to such real estate described herein, but by the same token would likely be entitled to cancel the 167,921,349 shares issued to Mr. Krilich and/or his affiliates in exchange for such properties. The Company believes it has valid defenses to the other claims of Mr. Krilich, R.K. Company, and Rainbow Air, but there can be no assurance that such defenses can be documented, and the Company might be found liable on one or more of such notes or claims for monies loaned.

C.       THIRD-PARTY PROCEEDINGS INVOLVING ROBERT R. KRILICH, SR.

         It is management's understanding that Robert R. Krilich, Sr., a shareholder of the Company, owns or controls all or a majority interest, directly or indirectly, in R.K. Company, which is the owner of more than 5% of the Company's issued and outstanding shares.

         Mr. Krilich has been named a defendant in at least the actions listed below. Several of such actions involve parcels of real property which are the subject of agreements between the Company and Senior Group and/or Rainbow Group, and such actions could affect the Company's ability to consummate the acquisition of such properties and utilize them in its business.

         Further, the Company believes that it may be the target of claims that the Company is no more than a vehicle for the transfer of real estate by Mr. Krilich. It is possible, therefore, that plaintiffs in these actions may claim that the Company is the alter ego of Mr. Krilich, or that Mr. Krilich has used the Company to hide or shelter assets. It is the Company's opinion that such claims would be groundless. Nevertheless, to the extent that the Company must defend itself in any action based on such claims, or to the extent such actions involve real property the Company has agreed to acquire, the following actions may have a negative effect on the Company's operations.

         1.  Environmental Proceedings, Oakbrook Terrace Property

         In August of 1992, the United States filed a complaint in the U.S. District Court, Northern District of Illinois, against Mr. Krilich and other entities which the government claimed were closely held by him. The complaint alleged that defendants had discharged fill material into woodlands on two Chicago area construction sites without permits in violation of the Clean Water

Act. The parties entered into a consent decree which, among other things, provided for a remediation plan which would bring the property in question into compliance with federal law. In April 1996, the United States brought an action alleging violation of such consent decree, seeking sanctions for violation of the decree and enforcement of its remediation provisions. The action involves the Company's property in Oakbrook Terrace, Illinois, and Sullivan Lake property in Lakemoor, Illinois, identified in Part I, Item 3-"Description of Property", above, and could have a negative effect on the Company's ability to operate, sell, or otherwise utilize such property. Such litigation is still pending.

         2.  Environmental Proceedings, Lakemoor Utilities

         In September 1996, the Illinois Environmental Protection Agency filed an action in the Circuit Court, Lake County, Illinois, against Mr. Krilich, Royce Realty, and Parkway Bank & Trust, to enjoin operation of the waste water treatment facility operated by defendants, and to impose monetary fines and penalties. The complaint alleged that the defendants did not have the necessary operating permits for the facility, such permits having expired. The action involves the water and utility services located in Lakemoor, Illinois, one of the properties subject of the Company's contract with Rainbow Group (see Part I, Item 3--"Description of Property"), and could have a negative effect on the Company's ability to operate or sell the facility, especially to the extent the State continues to enjoin operations at the facility.

         3.  Misstatements, Financing

         In February 1995, Mr. Krilich was indicted by a Federal grand jury in Chicago, Illinois, on multiple counts including, among others, making false statements to a financial institution in violation of 18 U.S.C.ss. 1014. The indictment also contains "RICO" allegations, and sought the forfeiture of currency and real property. Following a jury trial in September 1995, Mr. Krilich was convicted on all counts, and the Country Lakes Country Club golf course in Naperville, Illinois, was found to be forfeitable to the United States. The Country Lakes Country Club golf course is one of the properties subject to the Company's agreement with Rainbow Group (see Part I, Item 3--"Description of Property"). Forfeiture would have a negative impact upon the Company's ability to consummate such exchange agreement with Rainbow Group.

D.       THREATENED LEGAL PROCEEDINGS

         Management understands that since September 1995, there has been a Federal grand jury investigation in the Northern District of Illinois involving the Company. The Company has not been put on notice by prosecutors of the exact nature of the investigation because, as the Company has been informed, such proceedings are secret. Accordingly, the Company is unaware of the exact date when the proceedings began, the principal parties named in the proceedings, the facts underlying the proceedings, or the relief which may be sought as a result of the proceedings.

         The Company and its officers have been subpoenaed and have testified in connection with the investigation. In August 1997, a subpoena was issued for Peeples LLC's records. The Company believes that the investigation may involve the exchange of the Company's securities for the assets of Peeples LLC. It may possibly relate, however, to the Company's relationship with Mr. Krilich, perhaps seeking to establish that the Company is participating in a scheme to hide Mr. Krilich's assets from government seizure, and may try to attach or encumber the assets acquired from him, Senior Group and Rainbow Group. The Company has no direct information about such proceedings, however, and its belief as to the focus thereof is entirely speculative. Any action alleging violations of law or seeking to attach or encumber the Company's assets could have a negative impact on the Company's operations. The Company and its subsidiaries are cooperating with such investigations to the best of their abilities.

         The Company believes that any claim that it has violated any laws or that it is liable for any claims against Mr. Krilich would be without basis and would be unsuccessful.


ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH
                  ACCOUNTANTS AND FINANCIAL DISCLOSURE

         In 1995, the Company retained an accountant in Nashville, Tennessee, Roy Sinkovich, to perform the audit for the year ended December 31, 1995. In those financial statements, management reported certain acquisitions subject of agreements containing various conditions prior to consummation of the transactions. As a result of the contingency status of the contracts, the circumstances of which are described above (see Part I, Item 1--"Description of Business"), management adjusted its financial statements to reflect its understanding as to how such contracts should be treated, and the audit was withdrawn by the former auditor. There were no unresolved matters of significance or disagreements between management and such independent accountant.

         During 1996, the Company moved its principal office to Reno, Nevada. As a result, the Company's Board of Directors determined to retain an accounting firm nearer the Company's new principal office. The accounting firm of W. Dale McGhie in Reno, Nevada, was retained to perform the audit of the Company for the periods ending December 31, 1994, 1995, and 1996.


ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

         During the three years prior to December 31, 1996, the Company issued and sold the following unregistered shares of its commons stock:

         In January 1994, the Company issued 31,960,000 shares of common stock, of which 27,000,000 were issued to Maurice W. Furlong, and 3,960,000 shares were issued to James M. Troester for reorganization costs and services. The remaining 1,000,000 shares were issued to Nevada Agency & Trust Co., the Company's transfer agent, to extinguish indebtedness. All such transactions were exempt from registration under the Securities Act of 1994 (the "Securities Act") by virtue of Section 4(2) thereof.

         In May 1994, the Company issued 1,200,000 shares to William Jackson in connection with the acquisition of three learning centers. 800,000 shares have been returned in connection with recision of the acquisition of two of such centers. (See Part I, Item 1--"Description of Business".) Such transaction was exempt from registration under the Securities Act by virtue of Section 4(2) thereof.

         In May 1994, the Company issued 12,000,000 shares to Mr. Furlong in connection with the acquisition of F&H Mining. (See Part I, Item 1--"Description of Business".) Such transaction was exempt from registration under the Securities Act by virtue of Section 4(2) thereof.

         In May 1994, the Company issued 3,447,683 shares to six doctors in connection with the acquisition of certain chiropractic clinics. The issuance of 1,591,963 shares to one of such doctors was subsequently cancelled by mutual agreement, leaving a total of 1,855,720 shares.

Such transactions were exempt from registration under the Securities Act by virtue of Section 4(2) thereof. These transactions are being rescinded, and such shares have been cancelled.

         In July 1994, the Company issued 51,479,611 shares to Rainbow Group and 6,374,363 to Senior Group in connection with the acquisition of such entities and or their real estate, subject to certain conditions subsequent. 3,281,613 were subsequently returned. Such transactions were exempt from registration under the Securities Act by virtue of Section 4(2) thereof. These transactions are the subject of dispute. (See Part II, Item 2--"Legal Proceedings".)

         In September 1994, the Company issued 8,000,000 shares to Zarzion, Ltd. and 12,000,000 shares to its three stockholders in connection with the acquisition of Peeples LLC. (See Part I, Item 1--"Description of Business".) Such transactions were exempt from registration under the Securities Act by virtue of Section 4(2) thereof.

         In September 1994, the Company issued 3,000,000 shares to R.K. Company, 11,439,300 shares to Senior Group, and 25,909,688 to Rainbow Group, pursuant to price adjustment requirements contained in its agreements with Rainbow and Senior Groups for the acquisition of such entities and/or their real estate. Such transactions were exempt from registration under the Securities Act by virtue of Section 4(2) thereof. These transactions are the subject of dispute. (See Part II, Item 2--"Legal Proceedings".)

         In February 1995, the Company issued 5,000,000 shares to an individual as a finder's fee in connection with the proposed acquisition of real estate in Tennessee. Such transaction was exempt from registration under the Securities Act by virtue of Section 4(2) thereof.

         In February 1995, the Company issued 22,000,000 shares of Common Stock to R.K. Company, at the direction of Senior Group and Rainbow Group, in connection with the proposed acquisition of property in Nashville, Tennessee, and an interest in the yacht R Rendezvous described above. Such transaction was exempt from registration under the Securities Act by virtue of Section 4(2) thereof. This transaction is the subject of dispute. (See Part II, Item 2--"Legal Proceedings".)

         In August 1995, the Company issued 4,000,000 shares to the stockholders of NMC, a closely held company, in connection with the acquisition of NMC. (See
Part I, Item 1--Descrip- tion of Business".) Such transaction was exempt from registration under the Securities Act by virtue of Section 4(2) thereof.

         In August 1995, the Company issued 41,749,500 shares to Mar-Pro in connection with the acquisition of certain ore concentrates. Subsequently the Company filed an action against Mar- Pro in connection with such transaction, and cancelled such shares. (See Part II, Item 2--"Legal Proceedings".) Such transaction was exempt from registration under the Securities Act by virtue of
Section 4(2) thereof.

         In August 1995, the Company issued an additional 100,000,000 shares to Zarzion, Ltd., in connection with its acquisition of ore concentrates located in Arizona. (See Part I, Item 1--"Description of Business".) Such transaction was exempt from registration under the Securities Act by virtue of Section 4(2) thereof.

         In August 1995, the Company issued 17,000,000 shares to Rainbow Group and 56,000,000 shares to Senior Group in connection with the acquisition of certain real estate pursuant to their prior agreements. Such transactions were exempt from registration under the Securities Act by virtue of Section 4(2) thereof. These transactions are the subject of dispute. (See Part II, Item 2--"Legal Proceedings".)

         In September 1995, the Company issued 275,000 shares to four individuals for legal services to R.K. Company in connection with the Company's proposed acquisition of a property known as Springer Mine, which acquisition was subsequently cancelled. Such transactions were exempt from registration under the Securities Act by virtue of Section 4(2) thereof. It is the Company's position that such transactions will have to be reconciled with R.K. Company. (See Part II, Item 2--"Legal Proceedings".)

         In February 1996, the Company issued 309,551 shares to two individuals in connection with the Company's efforts to develop its health care segment. Such transactions were exempt from registration under the Securities Act by virtue of Section 4(2) thereof. Such transactions have subsequently been rescinded.

         In May and June 1996, the Company issued a total of 98,000,000 shares to R.K. Company in connection with the Company's agreement to acquire Springer Mine. Such transaction was exempt from registration under the Securities Act by virtue of Section 4(2) thereof. The owners of Springer mine would not permit assignment of such contract from R.K. Company, and the acquisition was cancelled. The issuance of 58,000,000 shares has been cancelled by the Company, and the remaining shares will be the subject of reconciliation between the Company and R.K. Company. (See Part II, Item 2--"Legal Proceedings".)

         In June 1996, the Company issued 2,066,115 shares to the stockholders of MedAway, a closely held company, in connection with the acquisition of all MedAway's assets. (See Part I, Item 1--"Description of Business".) Such transaction was exempt from registration under the Securities Act by virtue of
Section 4(2) thereof.

         In July 1996, the Company issued 40,000,000 shares to the stockholders of ELF, a closely held company, in connection with the acquisition of ELF's television credit certificates. (See Part I, Item 1--"Description of Business".) Such transaction was exempt from registration under the Securities Act by virtue of Section 4(2) thereof.

         In November 1996, the Company issued 750,000 shares to three individuals as an inducement to become directors of the Company. (See Part I, Item 6--"Executive Compensation".) Such transaction was exempt from registration under the Securities Act by virtue of Section 4(2) thereof.

         In February 1997, the Company issued 375,000,000 shares to Zarzion, Ltd., a closely held company, in connection with the acquisition of 17 lode claims in northern California (see Part I, Item 1--"Description of Business"). Such transaction was exempt from registration under the Securities Act by virtue of Section 4(2) thereof.


ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 78.751 of the Nevada General Corporation Law allows the Company to indemnify any person who was or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, by reason of the fact that he or she is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee, or agent of any corporation, partnership, joint venture, trust, or other enterprise. The Company may advance expenses in connection with defending any such proceeding, provided that the indemnitee undertakes to repay any such advances if it is later determined that such person was not entitled to be indemnified by the Company.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in such act, and is therefore unenforceable.

                                    PART F/S

                              FINANCIAL STATEMENTS


       The following financial statements are filed with this Form 10-SB:

                                                                                Page
                                                                                ----
Accountant's Report                                                               45
Amended Financial Statements of Health Care Centers of America and Subsidiary
         Balance Sheet                                                            46
         Statement of Operations                                                  48
         Statement of Changes in Stockholders' Equity                             49
         Statement of Cash Flows                                                  52
         Notes to Financial Statements                                            53
Accountant's Report on Supplemental Schedules                                     62
Supplemental Schedules
         Schedule A--Property, Plant and Equipment                                63
         Schedule B--Accumulated Depreciation of
                  Property, Plant and Equipment                                   64

W. DALE MCGHIE
CERTIFIED PUBLIC ACCOUNTANT

                              Town & Country Plaza
                       1539 Vassar St. Reno, Nevada 89502
                                                     Tel:       702-323-7744
                                                     Fax:       702-323-8288

To the Board of Directors
Health Care Centers of America, Inc.

                            ACCOUNTANT'S AUDIT REPORT


I have audited the accompanying consolidated balance sheets of Health Care Centers of America, Inc. and Subsidiary (A development Company) as of December 31, 1996 1995 and 1994, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the years then ended, and from June 29, 1993 (date of reorganization) through December 3 1, 1996. These consolidated financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial consolidated statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Thosc standards require that I plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the consolidated financial statements referred to above, revised as described in Note 15, present fairly in all material respects the financial position of Health Care Centers of America, Inc. and Subsidiary as of December 31, 1996, 1995, and 1994 and the results of their operations, changes in stockholders' equity and their cash flows for the years then ended in conformity with generally accepted accounting principals.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, as discussed in Note 4 to the financial statement. A majority of the Company's assets consist of mineral inventories and mineral properties with a carrying value of $200 million, and real estate properties with recorded values of $43 million. Recovery of the Company's mineral inventories is dependent upon the extraction and recovery of developed reserves in an economical fashion. Realization of a major portion of these of the real estate properties is dependent on consummation of the real estate transactions, The financial statements do not include any adjustments that might result in a negative outcome as a result of this uncertainty.


/s/ W. Dale McGhie

W. Dale McGhie
Reno, Nevada
March 31, 1997
Except Notes 10, 14 and 15 dated August 22, 1997

               HEALTH CARE CENTERS OF AMERICA, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                                 BALANCE SHEETS
                      AS OF DECEMBER 31,1996,1995 AND 1994


                                     ASSETS

                                                        1996           1995           1994
                                                        ----           ----           ----
CURRENT ASSETS
Cash (Note 1)                                   $    196,214   $        865   $          6
Prepaid Expenses                                       1,500             -               -
                                                -------------  -------------  -------------
Total Current Assets                                 197,714            865              6
                                                -------------  -------------  -------------
PROPERTY, PLANT & EQUIPMENT (NOTE 1)
Equipment Held for Rent                              555,185             -               -

Equipment                                             24,935         16,046         16,046
Furniture & Fixtures                                   6,249          1,679          2,507
                                                -------------  -------------  -------------
                                                     586,369         17,725         18,553

Less Accumulated Depreciation                         11,355          7,055          3,446
                                                -------------  -------------  -------------
Net Property, Plant & Equipment                      575,014         10,670         15,107
                                                -------------  -------------  -------------
OTHER ASSETS
Mineral Inventory (Note 5)                       200,000,000    200,000,000
Investment in Future Acquisitions (Note 3,12)     49,016,330     49,016,330     23,488,492
Notes Receivable (Note 6)                            260,000        260,000              -
Interest Receivable                                    6,600          1,650              -
Organizational Costs, Net
of Amortization                                       47,422         56,782         51,500
Deposit held in Escrow                                     -        191,564              -
                                                -------------  -------------  -------------
Total Other Assets                               249,330,352    249,526,326     23,539,992
                                                -------------  -------------  -------------
                                                $250,103,080   $249,537,861   $ 23,555,105
                                                =============  =============  =============


    The accompanying notes are an integral part of these financial statements

               HEALTH CARE CENTERS OF AMERICA, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                                 BALANCE SHEETS
                      AS OF DECEMBER 31,1996,1995 AND 1994


                                                   LIABILITIES AND STOCKHOLDERS' EQUITY

                                                  1996             1995              1994
                                           --------------    -------------      -------------
CURRENT LIABILITIES
  Accounts Payable                              $ 28,206         $ 31,460           $     -
  Shareholder Advance                              4,400            4,400             4,400
  Accrued Expenses                                74,922            5,474                 -
  Notes Payable - Shareholder (Note 7)           462,809          462,809                 -
                                           --------------    -------------      -------------
  Total Current Liabilities                     $570,337         $504,143            $4,400
                                           --------------    -------------      -------------
STOCKHOLDERS' EQUITY

   Common  stock $.001 par
    value;     900,000,000
    shares     authorized;
    issued             and
    outstanding;
    452,485,297  shares on
    December  31, 1996 and
    409,669,182         on
    December  31, 1995 and
    205,394,182         on
    December 31, 1994                            452,485          409,669           205,394

   Paid in Capital                           263,388,756      262,558,125        37,183,987

   Retained Earnings                         (13,702,162)     (13,702,162)      (13,702,162)

   Deficit     Accumulated
    during the Development
    Stage                                       (606,336)        (231,914)         (136,514)
                                           --------------    -------------      -------------
   Total     Stockholders'
    Equity                                   249,532,743      249,033,718        23,550,705
                                           --------------    -------------      -------------
   Total  Liabilities  and
    Stockholders' Equity                   $ 250,103,080     $249,537,861       $23,555,105
                                           ==============    =============      =============


 The accompanying notes are an integral part of these financial statements

               HEALTH CARE CENTERS OF AMERICA, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF OPERATIONS
               FOR THE YEARS ENDED DECEMBER 31,1996,1995 AND 1994
            AND THE PERIOD FROM JUNE 29,1993 THROUGH DECEMBER 31,1996


                                                                                                      June 29, 1993
                                                                                                         Through
                                                      December3l,      Decamber3l,    December3l,        December
                                                         1996            1995            1994            31,1996
REVENUE .......................................      $                $               $                 $    --
EXPENDITURES
                                                     -----------      -----------     ------------      -----------
Depreciation and Amortization .................          13,660            5,487            4,346           23,493
Dues and Subscriptions ........................           4,627             --              3,870            8,497
Professional Fees .............................         119,545           48,305            8,508          176,358
Postage and Courier Service ...................          16,500            1,668            1,258           19,426
Marketing & Promotion .........................           1,367             --             31,116           32,483
Travel and Entertainment ......................          60,894           18,599           43,810          123,303
Telephone Expenses ............................          35,761            4,680            2,572           43,013
Other Office Expenses .........................          26,473            4,592            3,651           34,760
Program Development ...........................             750            5,000           31,960           37,710
Rent ..........................................           4,220            2,207            6,427
Imputed Wages .................................          30,000             --              2,397           33,172
                                                     -----------      -----------     ------------      -----------
Total Expenses from Operations ................         313,797           88,331          135,695          538,642
                                                     -----------      -----------     ------------      -----------
OTHER INCOME (EXPENSES) .......................        (313,797)         (88,331)        (135,695)        (538,642)
                                                     -----------      -----------     ------------      -----------
Interest Income ...............................           8,822            3,214                -           12,036
Interest Expense ..............................         (69,447)         (10,283)               -          (79,730)
                                                     -----------      -----------     ------------      -----------
Total Other Income (Expense) ..................         (60,625)          (7,069)               -          (67,694)
                                                     -----------      -----------     ------------      -----------
Net Income (Loss) before
Federal Income taxes ..........................        (374,422)         (95,400)        (135,695)        (606,336)
                                                     -----------      -----------     ------------      -----------
Federal Income Taxes (Note 1)                                 -                -                -                -
                                                     -----------      -----------     ------------      -----------
Net Income (Loss) .............................      $ (374,422)      $  (95,400)     $  (135,695)      $ (606,336)
                                                     ===========      ===========     ============      ===========

Net Income (Loss) Per Share (Note 1) ..........      $  (0.0021)      $  (0.0013)     $   (0.0036)
                                                     ===========      ===========     ============


   The accompanying notes are an integral part of these financial statements

               HEALTH CARE CENTERS OF AMERICA, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                   STATEMENT OF CHANGES IN STOCKHOLDERS'EQUITY
                   FROM JUNE 29,1993 THROUGH DECEMBER 31,1996

                                                                                                            DEFICIT
                                                                                                          ACCUMULATED
                                                                                                   RETAINED          DURING THE
                                                         COMMON STOCK           ADDITIONAL         EARNINGS          DEVELOPMENT
                                                       STOCK      AMOUNT      PAID ON CAPITOL      (DEFICIT)            STAGE
                                                    ----------   ----------   ---------------   --------------     ---------------
Balance at June 29, 1993                            12,038,500   $ 240,770     $13,461,391      $ (13,702,162)     $   -

On June 29,1993: Issued
Common stock to current
shareholders for loss of prior stock                 1,800,000      36,000         (36,000)                 -         -

Issued shares of common stock to
Masterhouse Ltd. (a related party)
for 3500 master recording value
unknown                                              4,500,000      90,000         (90,000)                 -         -

Reverse stock split
One share of new stock for three
shares of old stock and change
par value from $0.02 to $0.001                     (12,225,667)   (360,657)        360,657                  -         -

Net loss through December 31, 1993                                                                                 (819)
                                                    ----------   ----------   ---------------   --------------     ---------------

Balance December 31, 1993                            6,112,833       6,113      13,696,048        (13,702,162)     (819)

In January and May 1994, Common
stock issued for services valued
at par                                              31,960,000      31,960              -                  -

In May 1994, record retroactive adjustment
in connection with the acquisition of
ElfWorks, Ltd., pooling of interest (Note 2)        40,000,000      40,000              -                  -

In May 1994, Issued shares held in
trust capacity, valued at estimated
cost of learning center (see Note below)               400,000         400         49,600

In May 1994, Issued shares for a mining company, held in trust capacity,  valued at current replacement cost of equipment, (see
 Note below)                                        12,000,000      12,000         74,130

 ... continued

    The accompanying notes are an integral part of these financial statements

               HEALTH CARE CENTERS OF AMERICA, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                   STATEMENT OF CHANGES IN STOCKHOLDERS'EQUITY
                   FROM JUNE 29,1993 THROUGH DECEMBER 31,1996

 ...continued

                                                                                                                    ACCUMULATED
                                                                                                     RETAINED       DURING THE
                                                      COMMON STOCK             ADDITIONAL            EARNINGS       DEVELOPMENT
                                                   STOCK        AMOUNT       PAID IN CAPITOL         (DEFICIT)         STAGE
                                               -------------   --------     -----------------     -------------   ---------------
In July and September 1994,  Issued shares held in trust  capacity,  in exchange for real estate valued at fair market value
 (see Note below)                                94,921,349      94,921        22,847,441                     -            -

In  September  1994,  Issued  shares for a mining co.,  held in trust  capacity, valued at current replacement cost of equipment,
 (see Note below)                                20,000,000      20,000           390,000                     -            -

Capital contributed by shareholders'                      -           -           126,768                     -            -

Net loss through December 31, 1994                                                                                  (135,695)
Balance December 31, 1994                       205,394,182     205,394        37,183,987           (13,702,162)    (136,514)
                 --- ----                       -----------     -------        ----------           -----------     --------

In February 1995, common stock issued for
services, recorded at par value                   5,000,000       5,000                 -                     -            -

InFebruary and August 1995,  Issued shares held in trust  capacity,  in exchange for real estate valued at fair market value
 (see Note below)                                95,000,000      95,000        22,866,371                     -            -

InAugust 1995, Issued shares held in trust capacity, in exchange for a music Co, valued at a discounted stock price (see
 Note below)                                      4,000,000       4,000         2,496,000                     -            -

In August  1995,  Common  stock  issued  for
 inventory of precious metal ore,  valued at
 a discounted stock price (Note 5)              100,000,000     100,000       199,900,000                     -            -

In September  1995,  Issued  Common stock in exchange for services  performed in conjunction with the real estate
 transactions, valued at fair market value          275,000         275            66,192                     -            -

Capital contributed by shareholders'                      -           -            45,575

Net loss through December 31, 1995                        -           -                 -                     -      (95,400)

Balance December 31, 1995                       409,669,182     409,669       262,558,125            (13,702,162)   (231,914)

 ... continued

    The accompanying notes are an integral part of these financial statements

               HEALTH CARE CENTERS OF AMERICA, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                   STATEMENT OF CHANGES IN STOCKHOLDERS'EQUITY
                   FROM JUNE 29,1993 THROUGH DECEMBER 31,1996

 ...continued

                                                                                                                ACCUMULATED
                                                                                               RETAINED          DURING THE
                                                        COMMON               ADDITIONAL        EARNINGS         DEVELOPMENT
                                                  STOCK        AMOUNT      PAID IN CAPITOL     (DEFICIT)           STAGE
                                                -----------  ----------    ---------------  -------------      --------------
In June  1996,  Common  stock  issued  for a
 mining     interest,     transaction    not
 consummated,  stock to be recovered, valued
 at zero, (Note 10)                              40,000,000     40,000            (40,000)             -                   -

In June 1996,  Issued shares of common stock
 in exchange for equipment (Note 1)               2,066,115      2,066            553,119              -                   -

On  November  21,  1996,  Issued  shares  of
 common  stock as an  incentive,  valued  at
 par, (Note 13)                                     750,000        750               (750)             -                   -

Imputed   value  of  services   provided  by
 Officers and/or Directors (Note 13)                      -          -             34,970              -                   -

Capital contributed by shareholders'                      -          -            283,292              -                   -

Net loss through December 31, 1996                                                                                  (374,422)
                                                -----------  ----------    ---------------  -------------      --------------
Balance December 31, 1996                       452,485,297  $ 452,485      $ 263,388,756   $(13,702,162)          $(606,336)
                                                ===========  ==========    ===============  =============      ==============

Note:These shares identified with a "' above are in contemplation of various contingent agreements and are held in a trust capacity. These shares are listed as outstanding, however, for purposes of the earnings per share calculation, weighted weighted shares were adjusted excluding these shares (see Note 1). With exception to the real estate, it is managements belief that these transactions are probable. Management is unable to determine the probability of the outcome of the real estate acquisition(s) at this time (see Note 10).


    The accompanying notes are an integral part of these financial statements

               HEALTH CARE CENTERS OF AMERICA, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF CASH FLOWS
               FOR THE YEARS ENDED DECEMBER 31,1996,1995 AND 1994
                 AND FROM JUNE 29,1993 THROUGH DECEMBER 31,1996

                                                                                                JUNE 29, 1993
                                                                                                  THROUGH
                                                    DECEMBER 31,  DECEMBER 31,   DECEMBER 31,     DECEMBER
                                                      1996          1995             1994         31,1996
                                                    ------------ -------------  -------------  ---------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net Loss                                           $(374,422)  $ (95,400)      $(135,695)        $(606,336)
  Adjustments to reconcile net income (loss)
   to net cash provided by operating activities:
      Depreciation and Amortization                     13,660       5,487           4,346            23,493
      services paid in Stock                                         5,000          31,960            36,960
      Imputed Value of Services Provided by                                                                -
        Officers and Directors (Note 13)                34,970                                        34,970

  Net (increase) Decrease in:
      Prepaid Expenses                                  (1,500)          -               -            (1,500)
      Notes Receivable                                       -    (260,000)              -          (260,000)
      Interest Receivable                               (4,950)     (1,650)              -            (6,600)
      Deposits                                         191,564    (191,564)              -                 -
      Organizational Costs                                   -      (7,160)         (9,000)          (19,560)

  Net Increase (Decrease) in:
      Accounts Payable                                  (3,254)     31,459            (205)           28,205
      Accrued Liabilities                               69,448       5,474               -            74,922
                                                    ------------ -------------  -------------  ---------------
  Net Cash Provided (Used) by Operating Activities     (74,484)   (508,354)       (108,594)         (695,446)
                                                    ------------ -------------  -------------  ---------------
  CASH FLOW FROM INVESTING ACTIVITIES:
      Purchase of Equipment                            (13,459)        830         (18,555)          (31,184)
                                                    ------------ -------------  -------------  ---------------
      Net Cash Provided by Investing Activities        (13,459)        830         (18,555)          (31,184)
                                                    ------------ -------------  -------------  ---------------
      CASH FLOWS FROM FINANCING ACTIVITIES:
      Capital Contributed by Shareholders              283,292      45,575         126,768           455,634
      Borrowings (Note 7)                                    -     462,808               -           467,210
                                                    ------------ -------------  -------------  ---------------
      Net Cash Provided by Financing Activities        283,292     508,383         126,768           922,844
                                                    ------------ -------------  -------------  ---------------
      Net Increase in Cash                             195,349         859            (381)          196,214
                                                    ------------ -------------  -------------  ---------------
      Cash at the beginning of period                      865           6             387                 -
                                                    ------------ -------------  -------------  ---------------
Cash at the end of period                             $196,214   $     865       $       6         $ 196,214
                                                    ============ =============  =============  ===============

    The accompanying notes are an integral part of these financial statements

               HEALTH CARE CENTERS OF AMERICA, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                         DECEMBER 31,1996,1995 AND 1994


NOTE I - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

ORGANIZATION:
Health Care Centers of America, Inc. a Nevada Corporation headquarter in Reno, Nevada was incorporated under tile name Carleton Enterprises, Ltd. On November 13, 1984 the Company changed it's name to SCN, Ltd. On December 15, 1986, an involuntary petition for reorganization, under Chapter II of the U.S. Bankruptcy Code, was filed against SCN, Ltd. In December 1988, the Company became debtor in possession of its assets under a voluntary proceeding. The Company was dormant until September 31, 1993 at which time the bankruptcy was ordered dismissed. On November 19, 1993 the Company again changed its name to Health Care Centers of America, Inc. (HCCA). The Company is a development stage enterprise as defined by FASB No. 7. "Accounting and Reporting by Development Stage Enterprises".

NATURE OF BUSINESS:
Currently the Company is focused on the development, management and exploitation of five primary industry segments. The first is to continue its previous entertainment activity of recording new master recordings, TV special, and marketing the recordings, The second is the development of mining interests and exploitation of existing inventories of ore concentrate. The third is the management and development of a wide range of real estate interests. The fourth is the development of various educational facilities and products. The fifth is to develop and promote a nationally established chain of Health Care Centers both within and outside the United States.

PRINCIPLES OF CONSOLIDATION:
The consolidated  financial  statements include the accounts of its wholly owned
subsidiary,   ElfWorks,  Ltd,  (see  Note  2).  All  significant   inter-company
transactions have been eliminated.

ORGANIZATIONAL COSTS:
Organizational costs consisting of legal and accounting fees are capitalized and amortized over a five year period.

FINANCIAL INSTRUMENTS:
At December 31, 1996 and December 31, 1995, the fair value of the Company's notes payable and note receivable (see Note 6 and 7) are assumed to be equal to their reported carrying amounts.

PROPERTY, PLANT AND EQUIPMENT:
Equipment and furniture are stated at cost. Depreciation is computed using the straight-line method over a period of five to ten years.

Equipment also includes 24 Medaway-I infectious waste treatment units, an on-site machine to process medical waste. The Company plans to lease these machines to hospitals. The machines were purchased June 1996 through an exchange of 2,066,015 shares of the Company's common stock. The transaction was valued at the seller's cost of $555,185 or $23,133 per unit.

CASH AND CASH EQUIVALENTS:
The company considers all short-term deposits with a maturity of three months or less to be cash equivalent.

FEDERAL INCOME TAX:
Due to an operating loss, since reorganization, there is no provision for federal income tax.

USE OF ESTIMATES:
The preparation of financial statements in conformity with general accepted accounting principals requires management to make estimates and assumptions that affects certain reported amounts and disclosures, Accordingly, actual results could differ from these estimates.

               HEALTH CARE CENTERS OF AMERICA, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                         DECEMBER 31,1996,1995 AND 1994


LOSS PER COMMON SHARE:
Weighted average shares outstanding used in the loss per common share calculation were 181,110,057 for December 31, 1996, 75,664,500 for December 31, 1995 and 38,072,933 for December 31, 1994. This does not include the outstanding shares of 226,721,349 held in trust capacity for future acquisitions because it would be anti-dilutivc. If the shares held in trust were included in the weighted average calculation, the loss per share would be .0009 for December 31, 1996, .0004 for December 31, 1995 and .0014 for December 31, 1994. Stock options are not included in the calculation since they are anti-dilutive.

NOTE 2 - ACQUISITION OF SUBSIDIARY
On June 26, 1996 the Company issued 40 million shares of its common stock in exchange for all of the outstanding common stock of FlfWorks, Ltd. The business combination has been accounted for as a pooling of interest and, accordingly, the Company's consolidated financial statements have been given retroactive effect to include the accounts and operations of ElfWorks, Ltd. for all periods prior to the acquisition. ElfWorks, Ltd. had not commenced operations and had no activity since inception, except for organizational costs of $40,000, Therefore, the combined corporations will show no effect on the profit and loss from ElfWorks Ltd. operations.

This combination was accounted as a pooling of interest after satisfying the twelve criteria referenced under APB 16, as follows: 1) each company is autonomous, 2) each company is independent, 3) the combination was effected in a single transaction, 4) common stock was issued for all the common stock of ElfWorks, Ltd., 5) the equity interest of common stock of each company was unchanged, 6) the combining companies reacquired a normal number of shares, 7) the ratio interest of individual stockholders was unchanged, 8) voting rights are exercisable, 9) the combination was resolved at the consummation date of June 26, 1996, 10) ElfWorks, Ltd. agreed not retire common stock to effect the combination, II) there is no intent to dispose of a significant part of the assets of ElfWorks, Ltd., and 12) no financial arrangements have been made for the benefit of former stockholders,

Advertising credits from American Independent Network (AIN) were acquired through the acquisition of ElfWorks, Ltd., such credits have a face value of $100,000,000 and are recorded at the predecessor's cost of zero. With reference to Staff Accounting Bulletin No. 48 Topic 5-G (9/27/82), when a company acquires assets from shareholders in exchange for stock prior to registration of the company, such asset should generally be recorded at the cost to the shareholder. F-IfWorks Ltd. originally transferred common stock to AIN in exchange for these trade due bills. The credits are an irrevocable promise (trade due bill) to provide the holder with network programming time and commercial advertising time. According to AIN's current rate card, the Company could broadcast a 1/2 hour program 5 days a week at prime time for more than 4 years, throughout the networks 161 stations. The certificates are transferable and negotiable.

NOTE - 3 CONTRACTS FOR ACQUISITION:
The Company has identified and entered into stock exchange agreements with entities in the mining, real estate, entertainment and education industries. These agreements provided that the other party to the agreement would have the right to annul or void the agreement if a registration statement registering the Company's common stock under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is not declared effective within a specified period of time. This right has lapsed inasmuch as the Company's recent registration of its common stock under the Exchange Act was declared effective on February 4", 1997 (see Subse4uent Events at Note 14). All of such contracts became effective as of that date, with the exception of the Company's contracts for the acquisition of the real estate, which are the subject of an action for rescission, and have not been consummated (see Note 10).

As shown below, the criteria used to value the stock exchange transactions vary by agreement. For the purposes of these financial statements, the value was calculated using the lower of the following: 1) the current tax assessed value or market value estimated by cash flow/income, if available, or 2) the value of the stock on the date of the agreement discounted 50% for restriction, The calculated value of each

               HEALTH CARE CENTERS OF AMERICA, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                         DECEMBER 31,1996,1995 AND 1994


probable exchange agreement was booked to Investment in Future Acquisition (Asset) resulting in a total value recorded of $49,016,330 at December 31, 1996 (see below), Exchange agreements entered into but now determined to be "not probable" have been reversed out of the financial statements until further negotiated and consummated. Such contracts included abandoned contracts for the acquisition of health care practices and an adjustment of shares for the learning centers (see Note 15).

Stock exchanged for the specific asset,, have been valued as follows:

                                                                                                 Value
Description of Assets to be acquired by the Company                                              Assigned       Ref
                                                                                             ------------      -----
o future learning center to be located in Reno, Nevada                                           $50,000        (a)
o A mining interest in 7 claims on 140 acres, located in Nevada                                   86,130        (b)
o mining interest in 17 claims on 340 acres, located in Arizona                                  410,000        (b)
o The acquisition of Nashville Music Co., located in Nashville, TN                             2,500,000        (c)
o 26 town homes plus surrounding amenities                                                     3,863,130        (d)
o Office Building, restaurant/banquet facility and vacant land                                 6,669,930        (d)
o A Motel located in Northbrook, Illinois, with 38 luxury suites                               2,700,000        (e)
o A country club located the Village of Lakemore, Illinois                                       359,758        (f)
o An interest in a golf course and country club in Naperville, Illinois                        2,684,779        (d)
o A water and utility service located in Oakbrook Terrace, III.                                  408,000        (f)
o A restaurant site located in Shiller Park, Illinois                                            620,789        (f)
o An interest in a shopping center in Palatine, Illinois                                       6,689,596        (f)
o An interest in two leases and land located in Shiller Park, 111.                             1,207,207        (g)
o 12 acre commercial parcel located in Dania, Florida                                          1,618,103        (f)
o An interest in a Yacht located in Ft. Lauderdale, Florida                                      688,608        (h)
o A large land development in Gallatin, Tenn. referred to as "Foxland"                        16,000,000        (i)
o 24 acres of residential vacant land near Bellevue, Tenn.                                       800,400        (j)
o 56 acres parcel located on Dickerson Rd in Nashville, Tenn.                                  1,659,900        (d)
                                                                                             ------------
Total Value for Stock Exchanged and held in Trust Capacity                                   $49,016,330

Ref.

(a)  -  Valued  at tile  estimated  cost to  commence  operations  for the  Reno facility.
(b)  - Valued at replacement cost of equipment purchased.
(c) - Value determined by using the stock price on the date of the agreement discounted 50% for restriction, and compared to a valuation model projecting earnings for the company.
(d)  - Valued based on tax assessors current Fair Cash Value.
(e) - Valued at market value deter-mined by independent appraisers and consultants.
(f) - Value obtained from financial statement schedules indicating cost basis of property.
(g)  - Value determined by calculated the annual lease income x approx. 6 years,
(h)  - Value calculated  based on the estimated annual net income  discounted at
     10%
(1)  - Value based on a current contract offer price.
(j) - Valued at the current market value of a lot recently sold adjacent the property.

As a good faith measure, stock was issued upon signing the agreements. It is the Company's position that the stock certificates issued in transactions which have yet to be consummated are being held by the recipient in a trust capacity for the benefit of both parties, and will be forfeited and canceled if the agreement is annulled or void. The Company has no control over any of the entities included in these potential acquisitions and will not have any control until such time as the acquisition is complete.

               HEALTH CARE CENTERS OF AMERICA, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                         DECEMBER 31,1996,1995 AND 1994

NOTE 4 - GOING CONCERN
As discussed in Note 1, the company has been in the development stage since June 29, 1993. A major portion of its assets includes mineral inventories valued at $200 million, and contracts for the acquisition of real estate properties valued at $43 million. Realization of a major portion of these assets is dependent upon the company's ability to successfully liquidate the mineral inventory and consummation of the real estate transactions. Consummation of the contracts to acquire real estate properties is dependent on the outcome of current litigation (see Note 10). The financial statements do not include any adjustments that might result from the outcome of this uncejuinty. These factors raise concern about the company's ability to continue as a going concern. It is management's intention to raise additional capital through 1) leasing of the MedAway machines (Note 1), and/or 2) sale of some or all of the Ore Inventory (Note 5), and/or 3) sale of some of the advertising trade credits (Note 2), and/or 4) a private placement of securities.

NOTE 5 - MINERAL INVENTORIES:

Inventories at the Arizona site consist of ore concentrates, where recent assay reports commissioned by the Company indicate there is a combination of precious metals, rare earth, and other common elements. These concentrates were purchased in exchange for 100,000,000 shares of the Company's common stock. Such stock was valued at $200,000,000, based on the stock price on the date of the agreement discounted by 50% on account of restrictions on transferability. A subsequent independent valuation indicated a fair market value far in excess of the recorded amount.

NOTE 6 - NOTES RECEIVABLE:

                                                                December 31      December 31
                                                                   1996             1995
                                                                -----------      -----------
 A note from  INMOB (a  Mexican  corporation)
dated November 6, 1995,  payable  November 5,
1996, with no interest. This was advanced for
the  purpose  of   evaluating  a  project  in
Mexico,  and, if  consummated,  entities  the
Company to a 66-2/3% interest in the project,
as it is management's  intent is to converted
their  interest  into  the  investment.  This
interest  is for  assisting the joint venture
in obtaining all financing arrangements.                       $215,000          $215,000

A note ftom M.  Philip and T.  Carries  dated
August 25, 1995, payable August 25, 1996 with
interest  at 11%  per  annum,  secured  by an
assignment  of interest in an  unrelated  law
suit  Management  believes  this  amount plus
accrued interest will be paid                                    45,000           45,000
                                                               ------------     ------------

                              Total Notes Receivable           $260 000         $260,000
                                                               ------------     ------------

Both notes are delinquent as of the date of August 22, 1997.

NOTE 7 - NOTE PAYABLE:
                                                                December 31      December 31
                                                                   1996             1995
                                                                -----------      -----------
A note  payable  to R.K.  Company  (a related
party)  dated  November  17,  1995,   payable
$43,367  per month with  interest  at 10% per
annum through May 17, 1996, 18% thereafter,
unsecured (Note 13 and 14)                                     $247,809         $247,809

 A  note  payable  to  R.  K.  Company  dated
November 17,1995,  Payable $37,624 per  month
with interest at 1O% per annum through May 17
1996, 18% thereafter, unsecured                                 215,000          215,000
                                                               ------------     ------------

                              Total Notes Payable              $462,809         $462,809
                                                               ============     ============

               HEALTH CARE CENTERS OF AMERICA, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                         DECEMBER 31,1996,1995 AND 1994



In March  1997,  a payment  of  $195,436  was made on the note  payable  to R.K.
Company, a related party (see Note 13 and 14). Both notes are delinquent and a demand for payment has been made on both notes.

NOTE 8 - INCOME TAXES:
At December 31, 1993 the Company had a net operating loss carry forward for federal income tax purposes which will be limited because of change in ownership since 1993. Post 1993 net operating losses carry forward of approximately $500,000 is available to provide future tax benefits:

                 Expiration Date                     Operating Losses
                 2008                                            $800
                 2009                                         101,000
                 2010                                          90,000
                 2011                                         308,200

NOTE 9 - CAPITAL STOCK:
On December 28, 1993 the Company amended its articles of incorporation's to increase the authorized capitalization from 80,000,000 shares common stock to 900,000,000 shares of common stock and changed the par value of its common stock from $0.02 per share to $0.001 per share. The Company also declared a one for three reverse stock split.

NOTE 1O - CONTINGENCIES:
The company is subject to disputes, various claims and legal proceedings primarily relating to its contracts to acquire real estate and on account of various transactions affiliated with the owner of the real estate. Consummation of the agreements have not yet occurred, and such contracts are the subject of litigation, the outcome of which cannot presently be predicted to be favorable or unfavorable to the Company. Should the outcome of the real estate litigation be unfavorable to the Company, the outstanding shares will be recovered and the remaining unrecoverable shares will be pursued.

In 1996, the company entered into a contract for the acquisition of an interest in a mining operation but the transaction was not consummated. The company has recovered 56,000,000 shares of the 96,000,000 shares originally transferred, the remaining 40,000,000 shares were transferred by the original holder to a third party. The company is attempting to reacquire those shares, but, at this time, management is unable to deter-mine if collectability is probable,

Stock options for an aggregate of 50,000,000 shares were issued to The Rainbow Group and The Senior Group (25,000,000 each). Such options must be exercised within 10 years from the option grant date of June 28, 1994. The first 25,000,000 shares are reserved at an exercise price of $1 per share. The next 25,000,000 may be exercised at a price per share equal to the last trading price at the close of business for the day immediately preceding the day on which the option is exercised. In no event can the price be less than 110% of the trading price on June 28, 1994. The holder of these options is the same individual who holds the 40,000,000 shares discussed above.

NOTE 11- FINANCIAL INFORMATION FOR BUSINESSES ACQUIRED OR TO BE ACQUIRED Effective February 4th, 1997, Nashville Music Consultants, Inc. ("NMC"), F&II Mining Company, Inc, ("F&H") and Peeples Mining, L.L.C. ("Peeples") were acquired by the Company (Note 14) through the exchange for common stock of the company. These acquisitions were accounted for under the purchase method. Pro forma results of NMC are presented and may not be indicative of the results of operations as they would have been if the Company and NMC had becn a single entity during 1996, nor is it necessarily indicative of the results of operations which may occur in the future.

               HEALTH CARE CENTERS OF AMERICA, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                         DECEMBER 31,1996,1995 AND 1994


                                                            Pro fon-na for the
                           Year ended December 31,1996

                                               Adiustments
                                         HCCA            NMC       Debit      Credit      Combined
                                    ----------       ----------- ---------   --------    ----------
                                    (audited)         (audited)
Cash                                 $196,214               $ -                             $196,214
Other Current Assets                    1,500             9,973                               11,473
Equipment & Furniture                 575,014            15,251                              590,265
Investment in future Acquisitions  46,516,330                 -                           46,516,330
Investment in NMC                   2,500,000                 -              2,500,000             -
Other Assets                      200,314,022            28,012                          200,342,034
Goodwill                                    -                 -  2,780,307                 2,780,307
Amortization of Goodwill                    -                 -                198,023      (198,023)

Total Current Liabilities             570,337           534,936                           $1,105,273
Common Stock                          452,485             1,000      1,000                   452,485
Additional Paid in Capital        263,388,756           221,016    221,016               263,388,756
Retained Earnings                 (14,308,498)         (502,323)   198,023     502,323    14,506,521

Revenue                                     -           173,744                              173,744
Expenses                              374,422           375,137    198,023                   947,582
Net income (loss)                    (374,422)         (201,393)  (198,023)                 (773,838)
Income per share (see Note 1)          (.0021)                                                (.0043)

Adjustments include capital account and investment account eliminating entries plus the recording and amortization of goodwill.

The combined assets of F&H and Peeples were $493,130 as of February 4th, 1997. There have been no operations in either company for several years.

The company has entered into two agreements to acquire certain real estate from Rainbow Group and Senior Group. Consummation of the agreements has not yet occurred, and contracts are the subject of litigation, the outcome cannot presently be predicted. Financial statements and/or pro forma information will be furnished after the level of probability can be determined or consummation of the acquisition(s) occurs, whichever comes first,

NOTE 12 - SUPPLEMENTAL CASH FLOW INFORMATION:
Non-cash investing and financing activities:
o Services and future potential acquisitions were exchanged for the Company's common stock as follows:

      Date      Exchanged for:               No. of Shares      Value Assigned
      ----      --------------               -------------      --------------
1.    1/94      Services                        31,960,000             $31,960
2.    5/94      A Future Leaming Center            400,000              50,000
3.    5/94      Mining Interest                 12,000,000              86,130
4.    7/94      Real Estate Properties          54,572,361          13,190,066
5.    9/94      Real Estate Properties          40,348,988           9,752,296
6.    9/94      Mining Interest                 20,000,000             410,000
                                               -----------         -----------
              TOTAL 1994                       159,281,349         $23,520,452
                                               ===========         ===========
7.    2/95      Services                         5,000,000              $5,000
8.    2/95      Real Estate Properties          22,000,000           5,317,370
9.    8/95      Music Company                    4,000,000           2,500,000

               HEALTH CARE CENTERS OF AMERICA, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                         DECEMBER 31,1996,1995 AND 1994


   Date Exchaneed for:                          No. of Shares    Value Assigned
  ---------------------                        ---------------  ----------------
10.8/95    Real Estate Properties                  73,000,000        17,644,001
11.9/95    Services                                   275,000            66,467
                                               ---------------  ----------------
        Total 1995                                104,275,000       $25,532,838
                                               ---------------  ----------------
12. 11/96 Incentive (Note 13)                         750,000    $          750
                                               ---------------  ----------------
        Subtotal 1994, 1995 & 1996                264,306,349       $49,054,040
                                               ---------------  ----------------
   Stock Exchanged for Other Purposes:

13. 8/95 Mineral Inventory (Note 5)               100,000,000      $200,000,000
14. 6/96 Mining Interest (Note 10)                 40,000,000                 -
15, 6/96 Medical Decontamination Machines           2,066,115           555,185
16. 7/96 Acquisition of ElfWorks, Inc. (Note 2)    40,000,000            40,000
                                               ---------------  ----------------
        Subtotal                                  182,066,115     $ 200,595,185
                                               ---------------  ----------------
        TOTAL 1994 - 1996                         446,372,464     $ 249,649,225

NOTE 13 - RELATED PARTY TRANSACTIONS:
o Inventories consisting of ore concentrates located in Arizona were purchased from Zarzion Ltd. in exchange for shares of the Company's common stock (see Notes 5).
o In November 1995, the Company borrowed $462,809 from R.K. Company, a major stockholder of tile Company. In March 1997, payment of $195,436 was made on the note payable to R.K. Company. There has been a demand for payment on both notes (see Note 7).
o In November 1996, 750,000 shares of common stock were issued a-, an incentive to new Directors of the Company. Such shares are non-forfeitable, future services are not required. The transaction was booked at the Company's par value of Common Stock.
o Services contributed by officers and reimbursements forfeited were expensed to "Imputed Wages" at an hourly rate proportionate to the services performed. Contributed office occupancy provided by M. Furlong, the Company's president and CEO, was expensed to rent at an average of $330 a month.

NOTE 14 - SUBSEQUENT EVENTS
o Registration of the Company's common stock under the Exchange Act became effective on February 4th, 1997.
o    Effective  February  4th,  1997,  the Company  consummated  the purchase of
     Nashville Music Consultants, Inc. ("NMC") a Tennessee Corporation headquarters in Nashville. On April 21, 1995, the Company entered into a stock exchange agreement with NMC whereby 4,000,000 shares of the Company's common stock valued by using the stock price on the date of the agreement discounted for restricted stock issued, was exchanged for all the issued and outstanding shares of NMC. Consummation of the acquisition was contingent on the Company's registration becoming effective (February 4th, 1997). The transaction, valued at $2,500,000, appears reasonable based on a valuation model projecting earnings for NMC.

     NMC is focused on the development of selective artists and writers in the country western music industry where NMC provided country music artists with professional advice on career development through it's consulting division, administers publishing rights through its publishing division and produces recordcd material in its production division. In addition, NMC is currently planning on adding a song writing school to the country western division, and expanding the Company to include gospel music.

HEALTH CARE CENTERS OF AMERICA, INC. AND SUBSIDIARY
(A DEVELOPMENT STAGE COMPANY)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1996, 1995 AND 1994



O Effective February 4th, 1997, the Company consummated the purchase of F&H Mining, Inc. ("F&H"), a foreign corporation, and Peeples Mining L.L.C. ("Peeples LLC"), an Arizona limited liability company. On March 25th 1994, the Company entered into a stock exchange agreement with F&H, whereby 20,000,000 shares of the Company's common stock was exchanged for all the issued and outstanding shares of F&H. The shares were valued at predecessors cost of the equipment on site, and adjusted to the current replacement with Peeples LLC, whereby 12,000,000 shares of the Company's common stock was exchanged for all the issued and outstanding shares of Peeples LLC. The shares were also valued at predecessor's cost of the equipment on site, adjusted to the current replacement cost of $86,130. Consummation of the acquisition was contingent on the Company's registration becoming effective (February 4th, 1997). Both companies are dormant and have had no operations for several years.

O In February 1997, the Company formed Peeples Mining Company, a Nevada Corporation, and a wholly owned subsidiary of the Company. The assets of Peeples LLC and F&H were consolidated into the new corporation. As a result, Peeples Mining Company now has mining operations in Arizona and Nevada. The Arizona operation includes 17 claims on 340 acres. The Nevada property includes 7 claims on 140 acres. The production facility and lab equipment owned by Peeples Mining Company located in Nevada has moved to Reno, Nevada. Assay reports obtained by professionals in the industry indicate the expected value of these reserves to be in excess of the stock value on the date of these agreements discounted by 50% for restriction.

O On February 6th 1997, the Company acquired 17 lode claims covering a 340-acre site in Northern California from Zarzion Ltd., in exchange for 375,000,000 shares of common stock valued at $69,375,000, the stock price on the date of the agreement discounted for restricted stock issued. Assay reports obtained by an independent Chemist, indicate a value far in excess of this value. An independent appraisal on this property is currently being conducted. Should it be determined that the value has been impaired, the recorded amount will be adjusted accordingly. There has been no activity on this property for several years.

     In April 1997, Maurice Furlong, CEO and President of the Company obtained voting control of all common stock of the Company held by Zarzion.

O In March 1997, payment of $195,436 was made on the note payable to R.K. Company (Note 7), a related party. There has been a demand for payment on both notes.

NOTE 15 - REVISED FINANCIAL STATEMENTS
The financial statements and the audited report for the Company for the periods ending September 30, 1996 and December 31, 1996 have been recalled. The following items were omitted or adjusted:

O Restated the financial statements to include the value of the common stock issued at the time of issuance for the future potential acquisitions. The original financial statements valued these transactions at par value of the common stock issued (see Note 3).
O Inventory of minerals, originally recorded at a zero basis, has been revalued at a discounted stock value of $200,000,000 (see Note 5).
O Minor adjustments for valuing contributed services and rent have been recorded (see Note 13).
O Advertising trade credits originally booked at 50% of the face value of the credits, was restated to the predecessors cost of zero (see Note 2).
O Eliminated common stock issued and held in trust capacity for probable future acquisitions from the calculation of earnings per share.
O Eliminated entirely the common stock issued for abandoned acquisitions. The total of these shares was 2,965,271 originally valued at par value of the common stock. Such contracts include all contracts for the acquisition of health care practices plus 800,000 shares returned for cancellation of the learning centers in Canada.

               HEALTH CARE CENTERS OF AMERICA, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                         DECEMBER 31,1996,1995 AND 1994



The Net effect from the above changes is as follows:

                                 1996               1995              1994
                                 ----               ----              ----
Net Assets Increased by      $199,016,330       $249,056,330       $23,529,321
Net Loss Increased by              58,136              5,001            31,959

DALE MCGHIE                                          Town & Country Plaza
CERTIFIED PUBLIC ACCOUNTANT                  1539 Vassar St. Reno, Nevada 89502
                                Tel: 702-323-7744
                                Fax: 702-323-8288


                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
and Shareholders of
Health Care Centers of America, Inc.

I have audited the balance sheet of Health Care Centers of America, Inc. (A Development Stage Company) as of December 31, 1996, 1995 and 1994, and the related statements of operations, stockholders' equity, and cash flows for the year then ended, and have issued my opinion thereon dated March 31, 1997. My examination also comprehended Supplemental Schedules A and B of Health Care Centers of America, Inc. (A Development Stage Company). In my opinion, Schedules A and B, when considered in relation to the basic financial statements, present fairly in all material respects the information shown therein.




W. Dale McGhie, CPA
Reno, Nevada
March 31, 1997

               HEALTH CARE CENTERS OF AMERICA, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                   SCHEDULE A - PROPERTY, PLANT AND EQUIPMENT
               FOR THE YEARS ENDED DECEMBER 31,1996,1995 AND 1994



                                                                                                    Other Charges
                                                 Balance at        Additions                      Reclassifications     Balance at
                 Classification           Beginning of Year         at Cost        Retirements       add (deduct)      End of Year
                 --------------           -----------------    ----------------    -----------    -----------------    -------------

     Decermber 31, 1996:
                 Furniture & Fixtures     $           1,679    $          4,570    $         -     $              -    $       6,249
                 Equipment                           16,046               8,889              -                    -           24,935
                 Equipment - Other                        -             555,185              -                    -          555,185
                                          -----------------    ----------------    -----------     ----------------    -------------
                        Total             $          17,725            $568,644    $         -     $              -    $     586,369
                                          =================    ================    ===========     ================    =============


     December 3l,1995:

                 Furniture & Fixtures     $           2,507    $                   $       828     $              -    $       1,679
                 Equipment                           16,046                                  -                    -           16,046
                                          -----------------    ----------------    -----------     ----------------    -------------
                        Total             $          18,553    $                           828                    -    $      17,725
                                          =================    ================    ===========     ================    =============


     December 31, 1994:
                 Furniture & Fixtures     $               -               2,507   $          -    $               -    $       2,507
                 Equipment                                -              16,046              -                    -           16,046
                                          -----------------    ----------------    -----------     ----------------    -------------
                        Total             $               -    $         18,553   $          -    $               -    $      18,553
                                          =================    ================    ===========     ================    =============




 * Equipment is not depreciated at this time because not plaged in service yet.

                                       63




               HEALTH CARE CENTERS OF AMERICA, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
      SCHEDULE B -ACCUMULATED DEPRECIATION OF PROPERTY, PLANT AND EQUIPMENT
               FOR THE YEARS ENDED DECEMBER 31,1996,1995 AND 1994



                                                                   Additions                       Other Charges
                                             Balance at         Charges to Costs                  Reclassifications    Balance at
                 Classification           Beginning of Year      and Expenses      Retirements       add (deduct)      End of Year
                 --------------           -----------------    ----------------    -----------    -----------------    -------------

     December 31, 1996:
                  Furniture & Fixtures    $             758    $           764     $              $               -    $       1,522
                  Equipment                           6,297              3,536                                    -            9,833
                  Equipment - Other *                     -                  -                                    -                -
                                          -----------------    ----------------    -----------     ----------------    -------------
                         Total            $           7,055    $         4,300     $              $               -    $      11,355
                                          =================    ================    ===========     ================    =============

     December 31, 1995:
                  Furniture & Fixtures    $             358    $           400     $         -    $               -    $         758
                  Equipment                           3,088              3,209               -                    -            6,297
                                          -----------------    ----------------    -----------     ----------------    -------------
                         Total            $           3,446    $         3,609     $         -    $               -    $       7,055
                                          =================    ================    ===========     ================    =============

     December 31, 1994:
                  Furniture & Fixtures     $                   $           358     $         -    $               -    $         358
                  Equipment                                              3,088               -                    -            3,088
                                          -----------------    ----------------    -----------     ----------------    -------------
                         Total             $                   $         3,446     $              $               -    $       3,446
                                          =================    ================    ===========     ================    =============




 * Equipment is not depreciated at this time because not placed in service yet.

                                    PART III


ITEM 1.  INDEX TO EXHIBITS

Exhibit
  no.
-------
  (2)    Charter and By-Laws.
         (a) Articles of incorporation of Cadgie Taylor, Inc., filed April 8, 1984 (incorporated by reference to Exhibit A filed with Form 10-SB December 6, 1996)
                  (i) Agreement of Merger merging Cadgie Taylor Co. into Carleton Enterprises, Ltd., filed May 24, 1984 (incorporated by reference to Exhibit A filed with Form 10-SB December 6, 1996)
                  (ii) Amendment to Articles of Incorporation filed November 18, 1984, inter alia changing name to SCN, Ltd. (incorporated by reference to Exhibit A filed with Form 10-SB December 6, 1996)
                  (iii) Certificate of Amendment of Articles of Incorporation filed December 10, 1993, changing name to Health Care Centers of America, Inc. (incorporated by reference to Exhibit A filed with Form 10-SB December 6, 1996)
                  (iv) Amendment to Articles of Incorporation filed January 4, 1994 (incorporated by reference to Exhibit A filed with Form 10-SB December 6, 1996)
                  (v) Amendment to Articles of Incorporation filed March 31, 1995 (incorporated by reference to Exhibit A filed with Form 10-SB December 6, 1996)
         (b) Bylaws (incorporated by reference to Exhibit B filed with Form 10-SB December 6, 1996)
 (3)     Instruments Defining Rights of Security Holders.
         (a)      Specimen stock certificate for common stock
 (5)     Voting Trust Agreement.
         (a) Voting trust agreement dated June 18, 1994, between the "stockholders" of Peeples Mining, LLC, and Maurice Furlong (incorporated by reference to Exhibit H filed with Form 10-SB December 6, 1996)
         (b) Voting trust agreement dated April 22, 1995, between stockholders of Nash- ville Music Consultants, Inc., and Maurice Furlong (incorporated by reference to Exhibit J filed with Form 10-SB December 6, 1996)
         (c) Voting trust agreement dated April 21, 1997, between Zarzion Ltd. and Maurice Furlong (filed with Form 10-KSB, May 2, 1997, page 65)
 (6)     Material Contracts
         (a)      Not Made in the ordinary course of business
                  (i) Transfer Agent and Registrar Agreement between Registrant and Nevada Agency & Trust Co., dated June 28, 1993 (incorporated by reference to Exhibit B filed with Form 10-SB December 6, 1996)
                  (ii) Stock Exchange Agreement dated March 25, 1994, between Registrant and F&H Mining Co., Inc. (incorporated by reference to Exhibit G filed with Form 10-SB December 6, 1996)
                  (iii) Stock Exchange Agreement dated June 18, 1994, between Registrant and Peeples Mining LLC (incorporated by reference to Exhibit H filed with Form 10-SB December 6, 1996)

                  (iv) Agreement for acquisition of gold concentrate dated March 15, 1995, between Registrant and Robert Rood, IV, and Restated Agreement between Registrant and Mar-Pro Services, Ltd. (incorporated by reference to Exhibit S filed with Form 10-SB December 6, 1996)
                  (v) Stock Exchange Agreement dated April 21, 1995, and addenda between Registrant and Nashville Music Consultants, Inc. (incorporated by reference to Exhibit J filed with Form 10-SB December 6, 1996)
                  (vi) Joint venture agreement dated May 31, 1995, among Registrant, Im- mobiliara y Fraccinoadora del 1 Nueva Viscaya, S.A. de C.V. and Oscar Neninger G., and Robert R. Krilich, Sr. (incorporated by reference to Exhibit Q filed with Form 10-SB December 6, 1996)
                  (vii) Stock Exchange Agreement dated June 5, 1995, between Registrant and Senior Group (incorporated by reference to Exhibit E filed with Form 10-SB December 6, 1996)
                  (viii) Amended and Restated Stock Exchange Agreement dated June 5, 1995, between Registrant and Rainbow Group (incorporated by reference to Exhibit D filed with Form 10-SB December 6, 1996)
                  (ix) Consulting services agreement dated January 10, 1996, between Regis- trant and Robert R. Krilich, Sr. (incorporated by reference to Exhibit R filed with Form 10-SB December 6, 1996)
                  (x) Asset purchase agreement dated June 12, 1996, between Registrant and MedAway International, Inc. (incorporated by reference to Exhibit U filed with Form 10-SB December 6, 1996)
                  (xi) Stock Exchange Agreement dated June 26, 1996, and amendment dated November 8, 1996, between Registrant and ELF Works, Ltd. (incorporated by reference to Exhibit T filed with Form 10-SB December 6, 1996)
                  (xii) Partnership Agreement between dated August 30, 1996, between R&S Group and Fairdan Suites, Inc. (incorporated by reference to Exhibit V filed with Form 10-SB December 6, 1996)
                  (xiii) Sales Agreement dated February 6, 1997, between Zarzion, Ltd. and the Registrant (filed with Form 10-KSB May 2, 1997, page 68)

 (7)     Material Foreign Patents.
                  None.
(10)     Consent of experts and counsel
         (i) CONSENT OF METALLURGICAL RESEARCH & ASSAY LABORATORY (filed with this report, page 69)
         (ii) CONSENT OF DALE MCGHIE, CERTIFIED PUBLIC ACCOUNTANT (filed with this report, page 70)
(12)     Additional Exhibits.
         (a) Letter dated November 11, 1996, from Roy Sinkovich on change in certifying accountant (incorporated by reference to Exhibit BB filed with Form 10-SB December 6, 1996)
         (b) Letter from Registrant dated November 29, 1996, on change in accounting treatment of certain acquisitions (incorporated by reference to Exhibit BB filed with Form 10-SB December 6,
                  1996)
         (c) Assay of Peeples Mining Co.'s concentrate by Metallurgical Research & Assay Laboratory, dated March 21, 1997 (filed with Form 10-KSB, page 84)
         (d) ASSAYS NO. 2220, 2221 AND 2222, DATED FEBRUARY 6, 1996, AND LETTER RELATING THERETO DATED FEBRUARY 9, 1996, RELATING TO PROPERTIES BELONGING TO F&H

                  MINING IN THE VICINITY OF MESQUITE, NEVADA (filed with this report, pages 71- 74)
         (e) ASSAY NO. 2972A DATED JUNE 12, 1997 AND LETTER RELATING THERETO DATED JUNE 28, 1997, RELATING TO APPROXIMATELY 500,000 TONS OF ORE CONCENTRATE BELONGING TO PEEPLES MINE, LOCATED IN THE VICINITY OF SKULL VALLEY, ARIZONA (filed with this report, pages 75-77)


ITEM 2.  EXHIBITS

                        [Attached, pages 69 through 77.]

                                   SIGNATURES



         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                           HEALTH CARE CENTERS OF AMERICA, INC.
                                  (Registrant)


                                     By    /s/ MAURICE W. FURLONG
                                        ---------------------------------------
                                             Maurice W. Furlong, President


                                             Date:     August 26, 1997

                                                                   Exhibit 10(i)




                   CONSENT OF INDEPENDENT CHEMIST AND ASSAYER




HEALTH CARE CENTERS OF AMERICA, INC.



         I hereby consent to the filing of the following reports with the registration statement of Health Care Centers of America, Inc., filed on Form 10-SB in accordance with Section 12 of the Securities Exchange Act of 1934:

1. Assay no. 2972A dated June 12, 1997 and letter relating thereto dated June 28, 1997, relating to approximately 500,000 tons of ore concentrate belonging to Peeples Mine, and located in the vicinity of Skull Valley, Arizona
2. Assay nos. 2220, 2221 and 2222, dated February 6, 1996, and letter relating thereto dated February 9, 1996, relating to properties belonging to F&H Mining in the vicinity of Mesquite, Nevada

         I further consent to the reference to my name is such registration statement and to future reports and announcements, to the effect that I have tested samples from such concentrate, that such samples indicate commercial quantities of precious metals, including gold, platinum, iridium, and osmium, and subject to the qualifications set forth in my report, 500,000 tons of such concentrate would in my judgment be worth in excess of $3 billion based on prices at March 21, 1997.


                                      METALLURGICAL RESEARCH & ASSAY LABORATORY


                                    by /s/ Donald E. Jordan
                                      Donald E. Jordan

Henderson, Nevada
August 26, 1997

                                                                  Exhibit 10(ii)



                         CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT





HEALTH CARE CENTERS OF AMERICA, INC.


         I hereby consent to the use of my report dated March 31, 1997, in the registration statement of Health Care Centers of America, Inc., filed in Form 10-SB in accordance with Section 12 of the Securities Exchange Act of 1934.

         I also consent to my report referred to above being considered as comprehending my opinion that the supplemental schedules of Health Care Centers of America, Inc. and its subsidiary as of December 31, 1994, 1995 and 1996, and for each of the years then ended, included in such registration statement, when considered in relation to the basic consolidated financial statements, present fairly in all material respects the information shown therein.


                                                            /s/ Dale W. McGhie
                                                            W. DALE MCGHIE, CPA







Reno, Nevada
August 22, 1997

                  METALLURGICAL RESEARCH AND ASSAY LABORATORY
                            745 Sunset Road Suite 8
                              Henderson, NV 89015
                                  702-565-0074
                                  702-564-0726

ASSAY REPORT
------------

ASSAY NUMBER             2220                DATE:  2/9/96
                       -------------              ----------------

CUSTOMER                 CRAIG FURLONG
                       --------------------------------------------------------

SAMPLE IDENTIFICATION                BY ROAD 4 FOOT BANK SAMPLE
                       --------------------------------------------------------

--------------------------------------------------------------------------------

     Element                  ppm or ug/g                   troy oz/s. ton
     ---------------------------------------------------------------------

     Au-Gold                       7.0                           0.20
     Ag-Silver                     5.6                           0.16
     Pt-Platinum                  46.4                           1.35
     Rh-Rhodium                    9.0                           0.26
     Os-Osimum                    50.0                           1.48
     Ru-Ruthenium                  9.1                           0.27
     Pd-Palladium                  3.7                           0.11
     Ir-Iridium                   71.0                           2.07






                                                              Registered Assayer
                                                                Certificate No.
                                                                     19127
                                                               Donald E. Jordan
                                                              Date Signed 2/1/96
                                                                Arizona, U.S.A.


ULESS PRIOR ARRANGEMENT ARE MADE, ALL SAMPLES WILL BE DISCARDED AFTER 30 DAYS
--------------------------------------------------------------------------------
THESE RESULTE ARE BASED ON WELL KNOWN ACCEPTED ANALYTICAL PROCEDURES USED SOLELY ON THE SAMPLE TAKEN BY JORDAN, GRAHAM AND HERRON. THIS REPORT IS PREPARED EXCLUSIVELY FOR THE CLIENT. NO WARRANTIES AS TO THE REPRODUCTIBILITY OR EXTRACTABILITY OF MATERIAL OTHER THAN THE SAMPLE IS GIVEN. DONALD E. JORDAN AND/OR METALLURGICAL RESEARCH AND ASSAY LABORATORY MAKE NO REPRESENTATION EXPRESS OR IMPLIED ON MATERIAL OTHER THAN THAT REPRESENTED BY THE SAMPLE ASSAYED.

--------------------------------------------------------------------------------
NOTE:     "#VALUE" MEANS THAT ELEMENT HAS NOT BEEN ANALYZED FOR THIS REPORT.
--------------------------------------------------------------------------------

                  METALLURGICAL RESEARCH AND ASSAY LABORATORY
                            745 Sunset Road Suite 8
                              Henderson, NV 89015
                                  702-565-0074
                                  702-564-0726

ASSAY REPORT
------------

ASSAY NUMBER             2221                DATE:  2/9/96
                       -------------              ----------------

CUSTOMER                 CRAIG FURLONG
                       --------------------------------------------------------

SAMPLE IDENTIFICATION                BY ROAD 14 FOOT BANK SAMPLE
                       --------------------------------------------------------

--------------------------------------------------------------------------------

     Element                  ppm or ug/g                   troy oz/s. ton
     ---------------------------------------------------------------------

     Au-Gold                       7.8                           0.25
     Ag-Silver                     8.4                           0.24
     Pt-Platinum                  54.0                           1.57
     Rh-Rhodium                   15.5                           0.45
     Os-Osimum                    89.5                           2.61
     Ru-Ruthenium                  8.2                           0.24
     Pd-Palladium                  5.4                           0.16
     Ir-Iridium                  162.0                           2.97






                                                              Registered Assayer
                                                                Certificate No.
                                                                     19127
                                                               Donald E. Jordan
                                                              Date Signed 2/1/96
                                                                Arizona, U.S.A.


ULESS PRIOR ARRANGEMENT ARE MADE, ALL SAMPLES WILL BE DISCARDED AFTER 30 DAYS
--------------------------------------------------------------------------------
THESE RESULTE ARE BASED ON WELL KNOWN ACCEPTED ANALYTICAL PROCEDURES USED SOLELY ON THE SAMPLE TAKEN BY JORDAN, GRAHAM AND HERRON. THIS REPORT IS PREPARED EXCLUSIVELY FOR THE CLIENT. NO WARRANTIES AS TO THE REPRODUCTIBILITY OR EXTRACTABILITY OF MATERIAL OTHER THAN THE SAMPLE IS GIVEN. DONALD E. JORDAN AND/OR METALLURGICAL RESEARCH AND ASSAY LABORATORY MAKE NO REPRESENTATION EXPRESS OR IMPLIED ON MATERIAL OTHER THAN THAT REPRESENTED BY THE SAMPLE ASSAYED.

--------------------------------------------------------------------------------
NOTE:     "#VALUE" MEANS THAT ELEMENT HAS NOT BEEN ANALYZED FOR THIS REPORT.
--------------------------------------------------------------------------------

                  METALLURGICAL RESEARCH AND ASSAY LABORATORY
                            745 Sunset Road Suite 8
                              Henderson, NV 89015
                                  702-565-0074
                                  702-564-0726

ASSAY REPORT
------------

ASSAY NUMBER             2222                DATE:  2/9/96
                       -------------              ----------------

CUSTOMER                 CRAIG FURLONG
                       --------------------------------------------------------

SAMPLE IDENTIFICATION           PROSPECT HOLE 200 YARDS TO THE NORTHEAST
                       --------------------------------------------------------

--------------------------------------------------------------------------------

     Element                  ppm or ug/g                   troy oz/s. ton
     ---------------------------------------------------------------------

     Au-Gold                       9.6                           0.29
     Ag-Silver                    10.5                           0.31
     Pt-Platinum                  77.0                           2.25
     Rh-Rhodium                   20.4                           0.59
     Os-Osimum                   121.0                           3.55
     Ru-Ruthenium                 15.6                           0.45
     Pd-Palladium                  6.6                           0.19
     Ir-Iridium                  131.0                           3.52






                                                              Registered Assayer
                                                                Certificate No.
                                                                     19127
                                                               Donald E. Jordan
                                                              Date Signed 2/1/96
                                                                Arizona, U.S.A.


ULESS PRIOR ARRANGEMENT ARE MADE, ALL SAMPLES WILL BE DISCARDED AFTER 30 DAYS
--------------------------------------------------------------------------------
THESE RESULTE ARE BASED ON WELL KNOWN ACCEPTED ANALYTICAL PROCEDURES USED SOLELY ON THE SAMPLE TAKEN BY JORDAN, GRAHAM AND HERRON. THIS REPORT IS PREPARED EXCLUSIVELY FOR THE CLIENT. NO WARRANTIES AS TO THE REPRODUCTIBILITY OR EXTRACTABILITY OF MATERIAL OTHER THAN THE SAMPLE IS GIVEN. DONALD E. JORDAN AND/OR METALLURGICAL RESEARCH AND ASSAY LABORATORY MAKE NO REPRESENTATION EXPRESS OR IMPLIED ON MATERIAL OTHER THAN THAT REPRESENTED BY THE SAMPLE ASSAYED.

--------------------------------------------------------------------------------
NOTE:     "#VALUE" MEANS THAT ELEMENT HAS NOT BEEN ANALYZED FOR THIS REPORT.
--------------------------------------------------------------------------------

                  METALLURGICAL RESEARCH AND ASSAY LABORATORY
                            745 SUNSET ROAD SUITE 8
                              HENDERSON, NV 89015
                                  702-565-0074

                                February 9, 1996

Mr. Harrigan


     We retrieved and analyzed three samples for you (results shown on separate assay reports 3's 2220, 2221, and 2222 dated 2/9/96. These samples were taken over a 7 claim area and identified as B4 foot bank, M14 foot bank, and T pospect hole 200 yards to the north east. These samples, if representative of the 7 claims, have values according to our assays above as follows:


     7 claims = 700,000 cubic yards and each cubic yard weighs ca 1.5 ton. or 1,050,000 ton/7claims.

                    The average value/ton for each metal is:

                    Gold           $    80
                    Platinum           700
                    Rhodium            250
                    Osmium            1000
                    Ruthenium           18
                    Palladium           15
                    Iridium            180

                    TOTAL  $2243/ton

                    $2243 X 1,050,000 tons =  $ 2,355,150,000.00

     Of course these values are just an estimate but from the assays and the area covered we feel that they are a pretty good estimate.



Very truly yours

Donald E. Jordan
/s/ Donald E. Jordan

                  METALLURGICAL RESEARCH AND ASSAY LABORATORY
                            745 Sunset Road Suite 8
                              Henderson, NV 89015
                                  702-565-0074
                                  702-564-0726

ASSAY REPORT
------------

ASSAY NUMBER             2972A               DATE:  6/12/97
                       -------------              ----------------

CUSTOMER                 CRAIG FURLONG
                       --------------------------------------------------------

SAMPLE IDENTIFICATION           #1 PIT - 90+ FEET
                       --------------------------------------------------------

--------------------------------------------------------------------------------

     Element                  ppm or ug/g                   troy oz/s. ton
     ---------------------------------------------------------------------

     Au-Gold                      35.2                           1.03
     Ag-Silver                    39.3                           1.14
     Pt-Platinum                 105.5                           3.08
     Rh-Rhodium                   42.5                           1.24
     Os-Osimum                   670.0                          19.54
     Ru-Ruthenium                 92.5                           2.70
     Pd-Palladium                 13.9                           0.40
     Ir-Iridium                  251.5                           7.34
     Fe-Iron                 278,000.0                       8,108.15
     Cu-Copper                   312.0                           9.10


     Sulfur :    0.012%
     Si02 :      50.9%



                                                             Registered Assayer
                                                               Certificate No.
                                                                    19127
                                                              Donald E. Jordan
                                                             Date Signed 6/12/97
                                                               Arizona, U.S.A.


ULESS PRIOR ARRANGEMENT ARE MADE, ALL SAMPLES WILL BE DISCARDED AFTER 30 DAYS
--------------------------------------------------------------------------------
THESE RESULTE ARE BASED ON WELL KNOWN ACCEPTED ANALYTICAL PROCEDURES USED SOLELY ON THE SAMPLE TAKEN BY DONALD JORDAN & DAVID GRAHAM. THIS REPORT IS PREPARED FOR THE EXCLUSIVE USE OF THE CUSTOMER. NO WARRANTIES AS TO THE REPRODUCTIBILITY OR EXTRACTABILITY OF MATERIAL OTHER THAN THE SAMPLE IS GIVEN. DONALD E. JORDAN AND/OR METALLURGICAL RESEARCH AND ASSAY LABORATORY MAKE NO REPRESENTATION EXPRESS OR IMPLIED ON MATERIAL OTHER THAN THAT REPRESENTED BY THE SAMPLE ASSAYED.

--------------------------------------------------------------------------------
NOTE:     "#VALUE" MEANS THAT ELEMENT HAS NOT BEEN ANALYZED FOR THIS REPORT.
--------------------------------------------------------------------------------

                   METALLURGICAL RESEARCH AND ASSAY LABORATORY
                             746 Sunset Rd. Suite 8
                               Henderson, NV 09015
                                  702-565-0074



6/28/97

Mr. W. Dale McGhie
Certified Public Accountant
1539 Vassar Street
Reno, NV 89602

Re:   Auditors request to summarize Peeples Mining Companies ore value.

Dear Mr. MaGhie:

        It is my opinion, assuming Peeples Mining Company reduces its ore inventory to a dore' bar using a plasma furnace, they can recover approximately 80% of the values,

        Assuming Peeples Mining Company has in excess of 500,000 tons of material as represented by Paul Mason. the market prices, as of March 21,1997, for the precious metals present in Peoples ore are as follows;

                Gold                          $354.00 per oz.
                Silver                          $5.00 per oz.
                Platinum                     $ 395.00 per oz.
                Rhodium                       $321.00 per oz.
                Osmium                        $425.00 per oz.
                Ruthenium                      $12.00 per oz,
                Palladium                     $145.00 per oz.
                Iridium                       $425.00 per oz.

        Assuming Peeples Mining Company installs 2 furnaces to start with, they will be able to process one half ton of ore, to the dore' bar state, every hour.

        Assuming Peeples operates their furnaces 24 hours per day - 7 days per week they will be able to process 84 tons of ore to the dore' bar state each week. As stated the plasma furnaces will collect approximately 80% of the ores values in the dore' bars.

        The Assay # 2972A I performed on June 12, 1997, shows the Precious Metal values per ton of Peeples ore to be $ 13,619.86 present in each ton of ore.

        Peeples approximate recovery of 80% of the present values, gives Peeples a representative value of $10,900.00 per ton of are (not per ton of dore' bars).

        The estimated cost per ton of ore to create the dore' bars should not exceed $ 3,000.00 per ton of ore.

        The BEFORE TAX PROFIT Peeples Mining Co. will be approximately $ 7,900.00 per ton of concentrate.

        Assuming that Peeples Mining Co. has an excess of 500,000 tons of this ore as stated above, they can expect their before tax profit would be $ 3,950,000,000.00 (three billion nine hundred fifty million dollars).

        It's my professional opinion, based on the above, that with just the precious metal values being considered, Peeples Mining Companies inventory of ore is worth well in excess of $ 3,000,000,000.00 (three billion dollars).

Sincerely,

/s/ Donald E. Jordan
Donald E. Jordan